Exhibit 99.1

Intercorp Financial Services Inc.

Fourth Quarter 2024 Earnings

Lima, Peru, February 5, 2025. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the fourth quarter 2024. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Strong recovery of earnings and profitability

• +71% YoY earnings drive ROE above 12%

• Efficiency remains a top priority

• Continuous improvement in customer experience

Banking: Low CoR, with better cost of funds

• CoR below 3.0% at 2.6% in 4Q24

• -100bps YoY cost of funds on better funding mix and fast repricing

• Gaining market relevance in mortgage and commercial banking

• Our payments ecosystem continues to strengthen

Insurance: 4Q24 profit of S/ 75.8 million

• Market leader in annuities with a 30.2% share in 4Q24

• ROIP of 6.1% in 4Q24 compared to 5.4% in 3Q24 and 7.2% in 4Q23

• Positive non-recurring impacts in 4Q23

Wealth Management: Growth in AuM and fees continue

• Continued growth in AUM: 3.9% QoQ and 18.5% YoY

• Sequential recovery of fee income continues

• Profits in other income, due to positive mark-to-market valuation

Intercorp Financial Services

SUMMARY

2024 Performance

Intercorp Financial Services’ profits were S/ 1,307.5 million in 2024, a 21.1% increase compared to 2023. The higher net profit was mainly a result of a decrease of S/ 261.6 million in impairment loss on loans, a S/ 233.8 million increase in other income as well as a S/ 112.1 million decrease in interest and similar expenses. These effects were partially offset by a S/ 150.0 million increase in other expenses, as well as a S/ 38.8 million increase in income tax and a reduction S/ 35.6 million in fee income from financial services.

IFS’s ROE was 12.6% in 2024, higher than the 11.3% registered in 2023.

Intercorp Financial Services’ P&L statement

S/ million	2023	2024	%chg 24/23
Interest and similar income	7,120.4	7,029.4	-1.3%
Interest and similar expenses	(2,592.4)	(2,480.3)	-4.3%
Net interest and similar income	4,528.0	4,549.1	0.5%
Impairment loss on loans, net of recoveries	(1,981.8)	(1,720.2)	-13.2%
Recovery (loss) due to impairment of financial investments	(7.5)	(47.5)	n.m.
Net interest and similar income after impairment loss	2,538.7	2,781.4	9.6%
Fee income from financial services, net	1,178.5	1,142.9	-3.0%
Other income	557.8	791.6	41.9%
Insurance results	(178.3)	(169.8)	-4.8%
Other expenses	(2,750.2)	(2,900.2)	5.5%
Income before translation result and income tax	1,346.4	1,646.0	22.2%
Translation result	8.4	(24.1)	n.m.
Income tax	(275.6)	(314.4)	14.1%
Profit for the period	1,079.3	1,307.5	21.1%
Attributable to IFS' shareholders	1,072.7	1,300.1	21.2%
EPS	14.45	9.33
ROE	11.3%	12.6%
ROA	1.2%	1.4%
Efficiency ratio	36.8%	37.4%

Net interest and similar income grew S/ 21.1 million, or 0.5%, mainly due to a decrease of S/ 112.1 million in interest and similar expenses, mostly related to the downward trend in interest rates in the market, as well as the efficient funding strategy in our banking business. These effects were partially offset by a S/ 91.0 million decrease in interest and similar income, which was in turn due to a change in the loan portfolio in our banking business.

Impairment loss on loans, net of recoveries decreased S/ 261.6 million, explained by lower provision requirements in both retail and commercial loan books, associated with the improvement of the macroeconomic outlook in Peru; as well as the change in the loan mix, as lower risk segments such us mortgages, payroll deductible loans and commercial loans, have gain relevance. Also, 2024 shows an impairment of financial investments of S/ -47.5 million, which is mostly due to a one-off event in the first quarter in our insurance business.

Other income showed an increase of S/ 233.8 million, due to a reversion in the results in our Wealth Management business, from a S/ -40.2 million to a S/ 80.5 million, which in turn is explained by increase in the mark-to-market valuation on the proprietary investments, as well as positive performance in our Insurance and Banking businesses.

Fee income from financial services showed a decrease of S/ 35.6 million, or 3.0%. This effect was mostly explained by a reduction of S/ 34.3 million in our Payments business, which in turn was related to higher competition and tightening margins, and a S/ 21.5 million reduction in our banking business. These effects were partially offset by a S/ 24.7 million increase in our Wealth Management business, due to the important increase in AuMs.

Insurance results, despite being negative, improved from S/ -178.3 million in 2023 to S/ -169.8 million in 2024.

The moderate increase in other expenses was mostly attributed to higher expenses in our three businesses. The efficiency ratio was 37.4% in 2024, compared to the 36.8% registered in 2023.

Intercorp Financial Services’ Statement of financial position

S/ million	12.31.23	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23	%chg 12.31.23/ 12.31.23
Assets
Cash and due from banks and inter-bank funds	10,343.6	14,663.7	12,709.0	-13.3%	22.9%
Financial investments	26,722.0	26,686.4	26,857.9	0.6%	0.5%
Loans, net of unearned interest	48,869.8	50,110.6	50,959.6	1.7%	4.3%
Impairment allowance for loans	(2,349.4)	(1,825.2)	(1,730.2)	-5.2%	-26.4%
Property, furniture and equipment, net	804.8	818.8	814.4	-0.5%	1.2%
Other assets	5,233.9	5,102.9	5,766.7	13.0%	10.2%
Total assets	89,624.8	95,557.2	95,377.5	-0.2%	6.4%
Liabilities and equity
Deposits and obligations	49,188.2	54,131.4	53,768.0	-0.7%	9.3%
Due to banks and correspondents and inter-bank funds	9,145.6	8,322.0	7,562.1	-9.1%	-17.3%
Bonds, notes and other obligations	5,551.6	5,859.0	6,075.4	3.7%	9.4%
Insurance contract liabilities	12,207.5	12,872.7	12,524.3	-2.7%	2.6%
Other liabilities	3,523.6	3,855.9	4,469.1	15.9%	26.8%
Total liabilities	79,616.7	85,041.0	84,398.9	-0.8%	6.0%
Equity, net
Equity attributable to IFS' shareholders	9,950.2	10,455.6	10,915.2	4.4%	9.7%
Non-controlling interest	57.9	60.6	63.4	4.5%	9.5%
Total equity, net	10,008.1	10,516.2	10,978.6	4.4%	9.7%
Total liabilities and equity net	89,624.8	95,557.2	95,377.5	-0.2%	6.4%

4Q24 Performance

Intercorp Financial Services’ net profit was S/ 490.1 million in 4Q24, increases of S/ 100.1 million QoQ and S/ 204.0 million YoY. IFS’s annualized ROE was 18.2% in 4Q24, higher than the 15.1% reported in 3Q24 and the 11.6% registered in 3Q23.

Intercorp Financial Services’ P&L statementu

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Interest and similar income	1,805.0	1,765.6	1,726.5	(2.2)%	(4.4)%
Interest and similar expenses	(681.5)	(614.5)	(575.4)	(6.4)%	(15.6)%
Net interest and similar income	1,123.5	1,151.1	1,151.1	(0.0)%	2.5%
Impairment loss on loans, net of recoveries	(616.2)	(377.2)	(319.7)	(15.2)%	(48.1)%
Recovery (loss) due to impairment of financial investments	0.8	(9.0)	(4.6)	(49.2)%	n.m.
Net interest and similar income after impairment loss	508.1	764.9	826.8	8.1%	62.7%
Fee income from financial services, net	287.8	295.1	299.9	1.6%	4.2%
Other income	224.4	184.4	283.3	53.6%	26.2%
Insurance results	(28.7)	(18.1)	(38.0)	n.m.	32.3%
Other expenses	(691.2)	(743.7)	(747.2)	0.5%	8.1%
Income before translation result and income tax	304.9	462.5	632.5	36.8%	n.m.
Translation result	18.4	21.8	(15.3)	n.m.	n.m.
Income tax	(37.2)	(94.3)	(127.1)	34.8%	n.m.
Profit for the period	286.1	390.0	490.1	25.7%	71.3%
Attributable to IFS' shareholders	284.9	387.9	487.5	25.7%	71.1%
EPS	2.48	3.38	4.25
ROE	11.6%	15.1%	18.2%
ROA	1.3%	1.6%	2.1%
Efficiency ratio	36.2%	38.1%	35.8%

Quarter-on-quarter performance

Profits increased S/ 48.9 million QoQ, mainly due to an increase of S/ 98.9 million soles in other income, related to higher mark-to-market valuations on investments, a decrease of S/ 57.7 million in loan loss provisions and an increase of S/ 4.8 million in fee income from financial services. These effects were partially offset by increases of S/ 37.1 million in translation results, S/ 32.8 million in income tax, as well as a S/ 19.9 million reduction in insurance results.

The increase in other income was mainly explained by higher results among all the subsidiaries. In the Wealth Management business, it showed an increase of S/ 43.6 million, in our insurance business of S/ 21.7 million, and in our Banking business of S/ 12.0 million, all cases related to higher mar-to-market valuations.

Cost of risk decreased 50 basis points from 3.1% to 2.6%. Loan loss provision decreased S/57.5 million QoQ, mainly explained by lower provision requirements in both commercial and retail portfolios of our banking business, related to a change in the loan portfolio composition, in which commercial loans are 48% and the retail portfolio is 52%, and a better payment behavior of clients. Also, proactive internal management and decision making in the bank, translated into changes and improvements in models and the focus of growing in healthier credits.

The increase in fee income from financial services was mostly related to our Wealth Management business, which showed a S/ 3.7 million increase in line with the 2% increase in AuMs. Other subsidiaries showed a stable result compared to the previous quarter.

Translation results went from S/ 21.8 million in 3Q24 to S/ -15.3 million in 4Q24, explained by an increase in exchange rate, which in turn impacted negatively due to our higher exposure in liabilities in foreign currency.

The increase in income tax was explained by the increase of income before translation result and income tax of S/ 68.0 million, or 17.4% in our banking business. As a result, the implicit tax rate increased from 21.1% to 24.4%.

Insurance results went from S/ -18.1 million in 3Q24 to S/ -38.0 million in 4Q24, mainly explained by higher insurance expenses and lower insurance income.

Year-on-year performance

Profits increased S/ 204.0 million YoY, mainly due to a decrease of S/ 296.5 million in provision on loans and decreases, as well as an increase of S/ 58.8 million in other income, of S/27.5 million in net interest and similar income and of S/ 12.2 million in fee income from financial services, net. These effects were partially offset by a S/ 89.9 million increase in income tax, a S/ 55.9 million increase in other expenses and a S/ 33.7 million in translation result.

The decrease of S/ 204.0 million in provision on loans was mainly due to lower provision requirements in both commercial and retail portfolios of our banking business. Part of the explanation is described in the quarterly analysis. To complement it, the cost of risk showed a decrease of 260 basis points, from 5.2% to 2.6%.

The increase of S/ 58.8 million in other income was mostly explained by a S/ 52.3 million increase in our Wealth Management business and a S/ 17.8 million increase in our banking business, both cases related to higher mark-to-market valuations. These effects were partially offset by a S/ 30.3 million decrease in our insurance segment, which has mixed effects: decrease in the valuation of investments, partially offset by an increase in valuation of properties.

Net interest and similar income showed an increase of S/ 27.5 million, which is explained by a decrease of S/ 106.1 million in interest and similar expenses, partially offset by a decrease of S/ 78.6 million in interest and similar income, mostly related to the downward trend in interest rates in the market, as well as the efficient funding strategy in our banking business. These effects were partially offset by S/ 78.6 million decrease in interest and similar income, which was due to a change in the composition of the loan portfolio in our banking business.

Net fee income from financial services showed an increase of S/ 12.2 million, or 4.2% YoY, mostly related to higher fees from our banking, wealth management and insurance businesses. This was mainly related to a double-digit growth in AuMs in our wealth management business.

The increase in income tax of S/ 88.9 million was mostly driven by the higher income before taxes from our banking business, in turn mostly explained by a lower cost of risk.

The increase in other expenses of S/ 55.9 million was mostly explained by S/ 53.6 million increase in our Banking business. Insurance business showed a S/ 5.0 million increase and Wealth Management, a S/ 6.2 million increase. These effects were partially offset by a decrease of S/ 13.4 million decrease in our Payments business. The increase in total expenses, however, was offset by higher revenues, and the efficiency ratio was 35.8% in 4Q24, lower than the 36.2% of 4Q23.

Translation result went from S/ 18.4 million in 4Q23 to S/ -15.3 million in 4Q24, explained by an increase in exchange rate, which in turn impacted negatively due to our higher exposure in liabilities in foreign currency.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Banking	135.3	298.7	347.6	16.4%	n.m.
Insurance	137.4	67.4	75.8	12.4%	(44.9)%
Wealth Management	24.5	33.5	71.6	n.m.	n.m.
Corporate, eliminations and other subsidiaries	(11.2)	(9.5)	(4.8)	(49.2)%	(56.7)%
IFS profit for the period	286.1	390.0	490.1	25.7%	71.3%

Interbank

SUMMARY

2024 Performance

Interbank’s profits were S/ 1,007.4 million in 2024, which represented a increase of S/ 151.2 million YoY, or 17.7%.

The yearly performance was mainly attributed a decrease of S/ 262.1 million in impairment loss on loans, net of recoveries, and increases of S/ 40.2 million in net interest and similar income and of S/ 18.7 million in other income. These effects where partially offset by an increase of S/ 107.1 million in other expenses, of S/ 48.7 million in income tax and a decrease of S/ 21.5 million in fee income from financial services, net.

Interbank’s ROE was 12.2% in 2024, representing a lower profitability compared to the 11.2% reported in 2023.

Banking Segment’s P&L Statement

S/ million	2023	2024	%chg 24/23
Interest and similar income	6,076.0	5,969.6	(1.8)%
Interest and similar expense	(2,363.8)	(2,217.2)	(6.2)%
Net interest and similar income	3,712.2	3,752.4	1.1%
Impairment loss on loans, net of recoveries	(1,982.0)	(1,719.9)	(13.2)%
Recovery (loss) due to impairment of financial investments	0.0	(1.0)	n.m.
Net interest and similar income after impairment loss	1,730.2	2,031.5	17.4%
Fee income from financial services, net	813.3	791.8	(2.6)%
Other income	494.8	513.5	3.8%
Other expenses	(1,949.9)	(2,057.0)	5.5%
Income before translation result and income tax	1,088.5	1,279.9	17.6%
Translation result	(16.0)	(7.4)	(53.6)%
Income tax	(216.4)	(265.1)	22.5%
Profit for the period	856.1	1,007.4	17.7%
ROE	11.2%	12.2%
Efficiency ratio	37.3%	38.9%
NIM	5.5%	5.3%
NIM on loans	8.3%	7.9%

The S/ 40.2 million increase in net interest and similar income was explained by a reduction of S/ 146.6 millions in interest and similar expense, partially offset by a decrease of S/ 106.4 million in interest and similar income. The decrease in net interest and similar expenses was mostly related to the downward trend in market rates as well as a efficient funding policy in the bank. In terms of the interest and similar income, the reduction was due to a shift in the portfolio composition, which increased its position in lower risk segments such us: commercial loans, mortgages and payroll deductible loans.

The reduction in impairment loss on loans, net of recoveries was due to a lower provision requirements in both retail and commercial loan books, associated with the improvement of the macroeconomic outlook in Peru; as well as the change in the loan mix mentioned in the previous paragraph.

Fee income from financial services, net showed a decrease of S/ 21.5 million, which in turn was related to lower commissions from saving accounts and transfers, as well as insurance income and other fees. These effects where partially offset by an increase in credit card fees. It is important to mention, that despite the yearly reduction, fee income is been increasing constantly in every quarter throughout the year.

Other income increase was mostly explained by higher net gain on foreign exchange transactions, partially offset by lower net gain on financial assets at fair value through profit or loss.

Other expenses due to higher salaries and employee benefits, administrative expenses and depreciation and amortization.

Finally, and in line with higher revenues before taxes which where explained by a lower cost of risk and cost of funds, income taxes increased in 22.5% or S/ 48.7 million YoY.

4Q24 Performance

Interbank’s profits were S/ 347.6 million in 4Q24, an increase of S/ 48.9 million, or 16.4% QoQ, and of S/ 212.5 million YoY.

The quarterly performance was mainly attributed to lower impairment loss on loans, net of recoveries, of S/ 57.5 million, followed by increases of S/ 12.0 million in other income, a S/ 10.7 million in translation results. These effects were partially offset by a S/ 29.7 million increase in income tax and of S/ 2.9 million in other expenses.

The annual performance in net profit was explained by S/ 296.5 million lower impairment loss on loans, net of recoveries, as well as an increase of S/ 20.1 million in net interest and similar income, of S/ 17.8 million in other income and of S/ 11.0 million in fee income from financial services, net. These effects were partially offset by increases of S/ 86.9 million in income tax and of S/ 53.6 million in other expenses.

Consequently, Interbank’s ROE was 16.0% in 4Q24, higher than the 14.4% registered in 3Q24 and the 6.8% reported in 4Q23.

Banking Segment’s P&L Statement

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Interest and similar income	1,556.0	1,505.8	1,469.0	(2.4)%	(5.6)%
Interest and similar expense	(619.0)	(549.7)	(511.9)	(6.9)%	(17.3)%
Net interest and similar income	937.0	956.1	957.1	0.1%	2.1%
Impairment loss on loans, net of recoveries	(616.2)	(377.4)	(319.7)	(15.3)%	(48.1)%
Recovery (loss) due to impairment of financial investments	(0.2)	0.1	0.0	(65.8)%	n.m.
Net interest and similar income after impairment loss	320.6	578.8	637.4	10.1%	98.8%
Fee income from financial services, net	199.6	210.3	210.6	0.1%	5.5%
Other income	121.4	127.2	139.2	9.5%	14.7%
Other expenses	(475.2)	(525.9)	(528.8)	0.6%	11.3%
Income before translation result and income tax	166.3	390.4	458.4	17.4%	n.m.
Translation result	(5.9)	(9.5)	1.2	n.m.	n.m.
Income tax	(25.1)	(82.3)	(112.0)	36.1%	n.m.
Profit for the period	135.3	298.7	347.6	16.4%	n.m.
ROE	6.8%	14.4%	16.0%
Efficiency ratio	36.2%	39.0%	38.2%
NIM	5.5%	5.3%	5.3%
NIM on loans	8.2%	7.8%	7.9%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 70,555.7 million as of December 31, 2024, representing a decrease of 0.8% QoQ and an increase of 6.8% YoY.

The quarterly decrease in interest-earning assets was mainly explained by a decrease of 11.9% in cash and due from banks and inter-bank funds, partially offset by increases of 1.9% in loans and 1.3% in financial investments.

The YoY growth in interest-earning assets was attributed to increases of 28.9% in cash and due from banks and of 5.8% in loans, partially offset by a decrease of 6.5% in financial investments.

Interest-earning assets

S/ million	12.31.23	09.30.24	12.31.24	%chg 12.31.24/ 09.30.24	%chg 12.31.24/ 12.31.23
Cash and due from banks and inter-bank funds	9,123.4	13,345.5	11,760.3	(11.9)%	28.9%
Financial investments	11,964.2	11,048.6	11,187.5	1.3%	(6.5)%
Loans	45,004.8	46,739.8	47,607.9	1.9%	5.8%
Total interest-earning assets	66,092.5	71,133.9	70,555.7	(0.8)%	6.8%

Loan portfolio

S/ million	12.31.23	09.30.24	12.31.24	%chg 12.31.24/ 09.30.24	%chg 12.31.24/ 12.31.23
Performing loans
Retail	24,785.9	24,364.7	24,408.0	0.2%	(1.5)%
Commercial	19,869.8	21,806.9	22,654.3	3.9%	14.0%
Total performing loans	44,655.8	46,171.6	47,062.3	1.9%	5.4%
Restructured and refinanced loans	462.0	415.3	449.4	8.2%	(2.7)%
Past due loans	1,652.2	1,467.2	1,318.8	(10.1)%	(20.2)%
Total gross loans	46,769.9	48,054.1	48,830.5	1.6%	4.4%
Add (less)
Accrued and deferred interest	584.2	510.6	507.4	(0.6)%	(13.1)%
Impairment allowance for loans	(2,349.3)	(1,825.0)	(1,730.0)	(5.2)%	(26.4)%
Total direct loans, net	45,004.8	46,739.8	47,607.9	1.9%	5.8%

The evolution of performing loans in a year over year basis continues to be affected by loans under the Reactiva Peru Program. As of December 31, 2024, these performing loans amounted to S/ 157.9 million, compared to balances of S/ 244.1 million as of September 30, 2024 and S/ 625.8 million as of December 31, 2023.

Additionally, the evolution of commercial loans continued to be benefited by the Impulso MyPeru program, focused on disbursing loans to SMEs and mid-sized segments. As of December 31, 2024, Interbank has around S/ 3,000 million. It is important to mention that these loans are guaranteed by the government with coverage levels between 50% to 98%.

Performing loans increased 1.9% QoQ, as commercial loans increased 3.9% and retail loans increased 0.2%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have increased 2.1% and 4.3% QoQ, respectively.

Retail loans increased 0.2% due to increases of 1.9% in mortgages and 4.9% in credit cards, partially offset by decreases of 3.0% in payroll deduction loans and 1.6% in personal loans.

The 3.9% increase in commercial loans was due to increases of 7.9% in leasing operations and 0.9% in trade finance loans, partially offset by a decrease of 2.7% in working capital loans.

Performing loans increased 5.4% YoY explained by an 14.0% increase in commercial loans, partially offset by a 1.5% decrease in retail loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 6.5% and 16.9% YoY, respectively.

The annual increase in commercial loans was mainly explained by an increase of 10.5% in working capital loans and of 6.0% in leasing operations. These effects were partially offset by a decrease of 5.4% in trade finance loans.

The 1.5% lower retail loans were due to decreases of 18.4% in consumer loans and 5.4% in credit cards, partially offset by increases of 7.2% in mortgages and of 7.4% in payroll deduction loans.

As of 4Q23, 3Q24 and 4Q24, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 730.5 million, S/ 315.1 million and S/ 193.4 million, respectively, representing 94.8% of total balances of Reactiva Peru loans in 4Q23, 91.9% in 3Q24 and 85.4% in 4Q24.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of December 31, 2024, Interbank activated the guaranteed coverage for an amount of S/ 839.1 million. In the case of Impulso Myperu program loans, they also come with guarantees from the government.

Breakdown of retail loans

S/ million	12.31.23	09.30.24	12.31.24	%chg 12.31.24/ 09.30.24	%chg 12.31.24/ 12.31.23
Consumer loans:
Credit cards & other loans	9,951.0	8,462.1	8,494.0	0.4%	(14.6)%
Payroll deduction loans(1)	5,301.7	5,868.2	5,693.5	(3.0)%	7.4%
Total consumer loans	15,252.7	14,330.4	14,187.5	(1.0)%	(7.0)%
Mortgages	9,533.2	10,034.4	10,220.4	1.9%	7.2%
Total retail loans	24,785.9	24,364.7	24,408.0	0.2%	(1.5)%
(1)
Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	12.31.23	09.30.24	12.31.24	%chg 12.31.24/ 09.30.24	%chg 12.31.24/ 12.31.23
Deposits and obligations	46,053.6	51,354.6	51,144.4	(0.4)%	11.1%
Due to banks and correspondents and inter-bank funds	8,789.0	7,897.8	6,963.7	(11.8)%	(20.8)%
Bonds, notes and other obligations	4,253.2	4,493.8	4,669.1	3.9%	9.8%
Total	59,095.8	63,746.3	62,777.2	(1.5)%	6.2%
% of funding
Deposits and obligations	77.9%	80.6%	81.5%
Due to banks and correspondents and inter-bank funds	14.9%	12.4%	11.1%
Bonds, notes and other obligations	7.2%	7.0%	7.4%

As of December 31, 2024, the balance of such special funding was S/ 123.8 million, compared to S/ 197.4 million as of September 30, 2024, and S/ 540.2 million as of December 31, 2023.

The bank’s total funding base decreased 1.5% in the QoQ analysis. This was explained by a decrease of 11.8% in due to banks and correspondents and inter-bank funds and of 0.4% in deposits. These effects were partially offset by a 3.9% increase in bonds, in line with issuance of CDNs in the local market.

The quarterly reduction in due to banks and correspondents and inter-bank funds was mainly due to a reduction in interbank funds, as well as lower funding from corresponding banks abroad. These effects were partially offset by an increase in funding from COFIDE and the Central Bank funds.

The quarterly reduction in deposits was primarily explained by decreases of 1.7% in retail deposits, as well as increases of 2.0% in commercial deposits, partially offset by an increase of 6.2% in institutional deposits. Likewise, current and savings accounts showed reductions of 1.5% and 2.6% respectively, while time deposits showed an increase of 2.6%.

The bank's total funding increased by 6.2% YoY, in line with the 6.5% growth in interest-earning assets. This was explained by an 11.0% increase in deposits, partially offset by a 20.8% reduction in amounts due to banks and interbank funds.

The annual increase in deposits was mainly due to increases of 6.0% in retail deposits, 5.0% in commercial deposits, and 49.5% in institutional deposits.

The YoY reduction in amounts due to banks and interbank funds was mainly the result of lower funding provided by the Central Bank and interbank funds. This factor was partially offset by an increase in COFIDE, and correspondent banks abroad.

As of December 31, 2024, the proportion of deposits and obligations to total funding was 81.5%, higher than 80.6% reported as of September 30, 2024, and the 77.9% reported as of December 31, 2023.

Breakdown of deposits

S/ million	12.31.23	09.30.24	12.31.24	%chg 12.31.24/ 09.30.24	%chg 12.31.24/ 12.31.23
By customer service:
Retail	24,683.7	26,594.3	26,154.2	(1.7)%	6.0%
Commercial	15,002.6	16,119.6	15,792.8	(2.0)%	5.3%
Institutional	5,844.8	8,225.5	8,738.1	6.2%	49.5%
Other	522.5	273.0	319.8	17.2%	(38.8)%
Total	46,053.6	51,212.3	51,004.9	(0.4)%	10.8%
By type:
Demand	12,474.3	13,308.3	13,177.0	(1.0)%	5.6%
Savings	17,756.3	19,938.5	19,412.1	(2.6)%	9.3%
Time	15,816.4	18,092.3	18,548.5	2.5%	17.3%
Other	6.6	15.5	6.7	(56.9)%	1.6%
Total	46,053.6	51,354.6	51,144.4	(0.4)%	11.1%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q23	3Q24	4Q24	%chg QoQ		%chg YoY
Interest and similar income	1,556.0	1,505.8	1,469.0	(2.4)%		(5.6)%
Interest and similar expense	(619.0)	(549.7)	(511.9)	(6.9)%		(17.3)%
Net interest and similar income	937.0	956.1	957.1	0.1%		2.1%
NIM	5.5%	5.3%	5.3%	0	bps	-20	bps

Interest and similar income

S/ million	4Q23	3Q24	4Q24	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	74.2	92.1	78.6	(14.6)%		6.0%
Financial investments	143.1	144.3	132.0	(8.5)%		(7.8)%
Loans	1,338.7	1,269.4	1,258.4	(0.9)%		(6.0)%
Total Interest and similar income	1,556.0	1,505.8	1,469.0	(2.4)%		(5.6)%
Average interest-earning assets	68,656.7	71,616.1	72,622.3	1.4%		5.8%
Average yield on assets (annualized)	9.1%	8.4%	8.1%	-30	bps	-100	bps

Interest and similar expense

S/ million	4Q23	3Q24	4Q24	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(431.4)	(371.6)	(334.9)	(9.9)%		(22.4)%
Due to banks and correspondents and inter-bank funds	(126.8)	(112.8)	(110.9)	(1.7)%		(12.6)%
Bonds, notes and other obligations	(60.8)	(65.3)	(66.1)	1.3%		8.8%
Total Interest and similar expense	(619.0)	(549.7)	(511.9)	(6.9)%		(17.3)%
Average interest-bearing liabilities	59,389.8	62,628.8	63,261.7	1.0%		6.5%
Average cost of funding (annualized)	4.2%	3.5%	3.2%	-30	bps	-100	bps

QoQ Performance

Net interest and similar income increased 0.1% QoQ due to a 2.4% reduction in interest and similar income, partially offset by a 6.9% decrease in interest and similar expenses.

The lower interest and similar income were attributed to decreases of 14.6% in due from banks and inter-bank funds, 8.5% in interest on financial investments and 0.9% in interest on loans.

Interest on due from banks and inter-bank funds decreased S/ 13.5 million QoQ, or 14.6%, explained by a 70 basis point decrease in the average yield, partially offset by a 10.5% increase in the average volume.

Interest on financial investments decreased S/ 12.3 million QoQ, or 8.5%, explained by a 5.1% decrease in the average volume, as well as a reduction in the average yield, in line with lower market rates.

Interest on loans decreased S/ 11.0 million QoQ, or 0.9%, explained by a 100 basis point decrease in the average yield, from 11.3% in 4Q23 to 10.3% in 4Q24, associated with a loan mix shift towards low-risk products. This was partially offset by a 0.8% increase in the average volume.

The higher average volume of loans was attributed to a 2.4% increase in commercial loans, compensated with a 0.5% decrease in retail loans. In the commercial portfolio, average loans increased mainly in leasing operations, partially offset by a slight decrease in working capital loans. In the retail portfolio, average loans decreased due to a 2.1% reduction in consumer loans, partially compensated by 2.0% in mortgages.

The nominal average yield on interest-earning assets lowered 30 basis points QoQ, at 8.1% in 4Q24, from 8.4% in 3Q24, in line with lower yields.

The lower interest and similar expense were due to decreases of 9.9% in interest on deposits and obligations and 1.7% in interest on due to banks and correspondents, partially offset by a 1.3% increase in bonds, notes and other obligations, as a result of the issuance of CDNs in the local market.

Interest on deposits and obligations decreased S/ 36.7 million QoQ, or 9.9% explained by a 40 basis point reduction in the average cost, from 3.0% in 3Q24 to 2.6% in 4Q24, partially offset by a 2.7% increase in the average volume. By currency, the average balance of soles-denominated deposits grew 2.4% while average dollar-denominated deposits grew 3.2%.

Interest on due to banks and correspondents decreased S/ 1.9 million QoQ, or 1.7%, explained by a 10.2% reduction in the average volume.

The average cost of funding decreased 30 basis points, from 3.5% in 3Q24 to 3.2% in 4Q24, as a consequence of lower cost of deposits and obligations, as well as higher cost of banks and correspondents.

As a result of the above, net interest margin was 5.3% in 4Q24, in line with the net interest margin reported in 3Q24.

YoY Performance

Net interest and similar income increased 2.1% YoY due to a 5.6% reduction in interest and similar income, partially offset by 17.3% lower interest and similar expense.

The reduction in interest and similar income was due to decreases of 7.8% in interest on financial investments and 6.0% in interest on loans, partially offset by a 6.0% increase in interest on due from banks and inter-bank funds.

Interest on financial investments decreased S/ 11.1 million YoY, or 7.8% explained by a 5.3% reduction in the average volume, a 20 basis point decrease in the average yield.

Interest on loans decreased S/ 80.3 million YoY, or 6.0%, explained by 100 basis point reduction in the average yield, partially offset by a 2.9% increase in the average volume.

The reduction in the average yield on loans, from 11.3% in 4Q23 to 10.3% in 4Q24, was mainly due to lower yields on consumer and commercial loans, associated with higher volumes from Impulso MyPeru.

The higher average volume of loans was attributed to growth of 10.0% in commercial loans, partially offset by decrease of 2.7% in retail loans. In the commercial portfolio, average volumes grew due to increases of 9.4% in working capital loans, as well as 3.1% in leasing operations, partially offset by a 11.3% decrease in trade finance loans. In the retail portfolio, average volumes lowered due to an 8.4% decrease in total consumer loans (mainly explained by a 13.4% in credit cards, compensated by a 10.3% increase in payroll deductible loans), partially compensated by a 7.1% increase in mortgages.

Interest on due from banks and inter-bank funds increase S/ 4.4 million YoY, or 6.0%, explained by a 32.4% increase in the average volume, partially offset by a 70 basis point reduction in the average yield.

The nominal average yield on interest-earning assets decreased 90 basis points, from 9.1% in 4Q23 to 8.1% in 4Q24, in line with the lower yield on loans and due from banks.

The lower interest and similar expense were due to decreases 22.4% in interest on deposits and obligations, 12.6% in interest on due to banks and correspondents and inter-bank funds, partially offset by an 8.8% increase in interest on bonds, notes and other obligations.

Interest on deposits and obligations decreased S/ 96.5 million YoY, or 22.4%, explained by a 120 basis point decrease in the average cost, from 3.8% in 4Q23 to 2.6% in 4Q24. These effects were partially compensated by a 11.8% increase in the average volume. By currency, average balances of dollar-denominated deposits grew 12.6% while soles-denominated deposits grew 11.3%.

Interest on due to banks and correspondents decreased S/ 15.9 million YoY, or 12.6% as a result of 18.8% reduction in the average volume, as well as a 50 basis point reduction in the average cost.

Interest on bonds, notes and other obligations increased S/ 5.3 million YoY, or 8.8%, mainly explained by a 4.6% increase in the average volume, as well as a 20 basis point increase in the average cost. Impact was associated to the issuance of $ 300 million subordinated bond in January 2024, that substituted bond BINTPE29.

The average cost of funding decreased 100 basis points, from 4.2% in 4Q23 to 3.2% in 4Q24.

As a result of the above, net interest margin was 5.3% in 4Q24, 20 basis points lower than the 5.5% reported in 4Q23.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries, decreased 5.2% QoQ, and 26.4% YoY.

The quarterly and yearly performance were explained by lower provision requirements in the retail and commercial loan book. In the retail portfolio, the decrease in provisions was primarily driven by improved payment behavior, which resulted in lower requirements for consumer loans and credit cards. In the commercial portfolio, the decrease in provisions was driven by lower requirements across all segments, especially in the SME segment, due to the impact of Impulso MyPeru.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 2.6% in 4Q24, both lower than the 3.1% in 3Q24 and the 5.2% reported in 4Q23.

Impairment loss on loans, net of recoveries

S/ million	4Q23	3Q24	4Q24	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(616.2)	(377.4)	(319.7)	(15.3)%		(48.1)%
Impairment loss on loans/average gross loans	5.2%	3.1%	2.6%	-50	bps	-260	bps
S3 NPL ratio (at end of period)	3.2%	2.9%	2.5%	-40	bps	-70	bps
S3 NPL coverage ratio (at end of period)	156.8%	131.3%	140.2%	890	bps	n.m.
Impairment allowance for loans	2,349.3	1,825.0	1,730.0	(5.2)%		(26.4)%

The Stage 3 NPL ratio lowered 50 basis points QoQ, to 2.6% in 4Q24 and 260 basis points YoY. The quarterly performance was associated to a 50 basis point reduction in commercial loans’ NPL, as well as a 20 basis point reduction in the retail loans’ NPL. Furthermore, the S3 NPL coverage ratio was 140.2% as of December 31, 2024, higher than the 131.3% reported as of September 30, 2024, and lower than the 156.8% registered as of December 31, 2023.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services showed a slight increase of S/ 0.3 million QoQ, or 0.1%, mainly explained by lower commissions from banking services and maintenance and mailing of accounts, transfer fees and commissions on debit card services. These effects were partially offset by a decrease of S/ 9.7 million in total expenses.

Net fee income from financial services increased S/ 11.0 million YoY, or 5.9%, mainly due to higher commissions from banking services and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services. These effects were partially offset by an increase of S/ 2.4 million in total expenses YoY.

Fee income from financial services, net

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Income
Commissions from credit card services	112.8	113.8	115.1	1.2%	2.0%
Commissions from banking services	80.3	89.9	84.2	(6.4)%	4.8%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	78.8	85.5	83.0	(2.9)%	5.3%
Fees from indirect loans	17.8	16.8	16.5	(2.0)%	(7.3)%
Collection services	13.8	15.2	13.5	(11.1)%	(2.2)%
Other	7.0	7.4	6.9	(6.2)%	(1.9)%
Total income	310.6	328.6	319.2	(2.9)%	2.8%
Expenses
Insurance	(16.8)	(16.3)	(18.9)	15.7%	12.7%
Fees paid to foreign banks	(6.8)	(7.2)	(6.2)	(13.1)%	(8.2)%
Other	(87.5)	(94.8)	(83.5)	(11.9)%	(4.6)%
Total expenses	(111.0)	(118.3)	(108.6)	(8.2)%	(2.2)%
Fee income from financial services, net	199.6	210.3	210.6	0.1%	5.5%

OTHER INCOME

Other income increased S/ 12.0 million QoQ, mainly explained by a higher contribution in extraordinary concepts due to the sale of property, partially offset by a lower net gain on foreign exchange transactions, and net gain on sale of financial investments.

Other income increased S/ 17.8 million YoY, mainly explained by a higher contribution in extraordinary concepts due to the sale of property, higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss and a higher net gain on sale of financial investments.

Other income

S/ million	4Q23	3Q24	4Q24		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	102.5	110.7	106.2	(1)	(4.1)%	3.5%
Net gain on sale of financial investments	(1.8)	3.8	1.0		(74.8)%	n.m.
Other	20.6	12.7	32.1		n.m.	55.8%
Total other income	121.4	127.2	139.2		9.5%	14.7%

OTHER EXPENSES

Other expenses increased S/2.9 million QoQ, or 0.6%, and S/ 53.6 million YoY, or 11.3%.

The efficiency ratio was 38.2% in 4Q24, lower compared to the 39.0% reported in 3Q24, but higher than the 36.2% registered in 4Q23.

Other expenses

S/ million	4Q23	3Q24	4Q24	%chg QoQ		%chg YoY
Salaries and employee benefits	(138.7)	(172.2)	(174.7)	1.5%		26.0%
Administrative expenses	(247.2)	(259.3)	(253.1)	(2.4)%		2.4%
Depreciation and amortization	(69.5)	(73.0)	(70.9)	(2.8)%		2.0%
Other	(19.9)	(21.5)	(30.1)	40.0%		51.4%
Total other expenses	(475.2)	(525.9)	(528.8)	0.6%		11.3%
Efficiency ratio	36.2%	39.0%	38.2%	-80	bps	200	bps
REGULATORY CAPITAL

The ratio of regulatory capital to risk weighted assets (RWA) was 15.9% reported as of December 31, 2024, as well as registered as of September 30, 2024 and higher than 15.5% registered as of December 31, 2023.

As of 4Q24, risk-weighted assets (RWA) showed an increase of 1.5% QoQ, mainly due to higher capital requirements for credit risk. Higher risk weighted assets (RWA) for credit risk were attributed to higher RWA of loans and other assets.

In terms of regulatory capital, it increased 2.0% QOQ, mainly attributed to the increase in accumulated profit and an improvement in unrealized results.

The annual increase in the capital ratio was due to a 4.4% growth in the total regulatory capital, which compensates for the increase in RWA in 1.3%. The RWA growth was the result of higher capital requirements for credit risk, mainly explained by higher other assets and loans, partially offset by lower RWA for investments.

The YoY changes in regulatory capital was largely the result of the application of profits on the result of the 2023 financial year, the profit for the current year 2024, as well as the improvement in the unrealized result of the investment portfolio available for sale. These effects were partially offset by higher adjustments for investments in companies that are part of the financial consolidated group to which Interbank belongs, as a consequence of regulatory changes published at the end of March 2024.

Also, it is worth mentioning that in December 2022, the SBS issued the Official Document No. 03952-2022, by which it established that, from March 1, 2023, the minimum regulatory capital ratio requirement would remain at 8.5% and would follow an adequation schedule until March 2024, date in which the minimum regulatory capital ratio requirement will reach 10.0%. This date was modified with later resolutions, being the Resolution N° 274-2024, published in January 2024, the last current update, which establishes the new date for the implementation of the global limit in March 2025.

As of December 31, 2024, Interbank’s total capital ratio of 15.9% was significantly higher than the global requirements plus buffers and capital assigned to cover additional risks, by disposition of the SBS. The minimum regulatory requirement was 9.5% as of December 31, 2024. Additionally, Core Equity Tier 1 (CET1) was 12.3% under the new methodology required by the SBS, compared to the 12.2% registered as of September 30, 2024, and 11.8% reported as of December 31, 2023. It is important to mention that under the new SBS regulation CET1 is the main component of the Tier I capital ratio.

Regulatory capital

S/ million	12.31.23	09.30.24	12.31.24	%chg 12.31.24/ 09.30.24		%chg 12.31.24/ 12.31.23
Tier I capital	7,461.7	7,711.9	7,892.4	2.3%		5.8%
Tier II capital	2,349.8	2,330.3	2,346.9	0.7%		(0.1)%
Total regulatory capital	9,811.5	10,042.2	10,239.3	2.0%		4.4%
Risk-weighted assets (RWA)	63,494.9	63,356.3	64,308.3	1.5%		1.3%
Total capital ratio	15.5%	15.9%	15.9%	0	bps	40	bps
Tier I capital / RWA	11.8%	12.2%	12.3%	10	bps	50	bps
CET1	11.8%	12.2%	12.3%	10	bps	50	bps

(1) Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

2024 Performance

Interseguro adopted IFRS17 requirements starting January 1st, 2023. As permitted by this regulation, for periods prior to 2023, we hereby present a reconstruction of results appropriate to the first adoption of IFRS17 for comparative purposes.

Interseguro’s profits reached S/ 201.9 million in 2024, a S/ 90.2 million or 30.9% decrease compared to the previous year.

The full-year performance was mainly due to an S/ 38.0 million increase in losses due to impairment of financial investments, mostly explained by the rating downgrade of a fixed income investment. In addition, yearly results were negatively impacted by an S/ 26.6 million increase in other expenses, as well as a S/ 27.8 million decrease in translation results. These factors were partially offset by a positive development of S/ 8.6 million in insurance results.

Insurance Segment’s P&L Statement

S/ million	2023	2024	%chg 24/23
Interest and similar income	851.6	871.0	2.3%
Interest and similar expenses	(126.7)	(153.5)	21.1%
Net Interest and similar income	724.9	717.5	-1.0%
Recovery (loss) due to impairment of financial investments	(7.9)	(45.9)	n.m.
Net Interest and similar income after impairment loss	717.1	671.6	-6.3%
Fee income from financial services, net	(13.4)	(10.6)	-20.9%
Insurance results	(178.4)	(169.8)	-4.8%
Other income	122.9	121.2	-1.4%
Other expenses	(374.6)	(401.2)	7.1%
Income before translation result and income tax	273.6	211.3	-22.8%
Translation result	18.4	(9.4)	n.m.
Profit for the period	292.1	201.9	-30.9%
ROE	86.2%	41.6%
Efficiency ratio	13.0%	13.8%

Net interest and similar income was S/ 717.5 million in 2024, a decrease of S/ 7.4 million compared to 2023, mainly explained by a S/ 26.8 million increase in interest and similar expenses due to the growth of the private annuities portfolio.

Loss due to impairment of financial investments was S/ -45.9 million, compared to a S/ 7.9 million impairment in the previous year.

Other income was S/ 121.2 million, a S/ 1.7 million decrease compared to 2023, mainly due to an extraordinary growth in financial assets at fair value.

Insurance results were S/ -169.8 million in 2023, a S/ 8.6 million improvement against 2023, mainly attributed to the effect of a downward trend in inflation rates over annuities.

Other expenses were S/ 401.2 million in 2024, a S/ 26.6 million increase when compared to the previous year, mainly explained by higher salaries and employee’s benefits, as well as increased expenses related to rental income.

4Q24 Performance

Interseguro’s profits reached S/ 75.8 million in 4Q24, a positive performance compared to 3Q24.

The quarterly decrease was mainly explained by increases of S/ 21.8 and S/ 7.8 million in other income and insurance results, a S/ 7.8 million decrease in other expenses as well as a S/ 5.1 million reduction in losses due to impairment of financial investments. These effects were partially offset by a S/ 32.8 million decrease in translation result.

The annual performance in net profit was mainly explained by decreases of S/ 27.8, S/ 30.3 and S/ 6.1 million in translation results, other income and insurance results respectively. However, these factors were partially offset by an S/ 11.7 million increase in net interest and similar income

Interseguro’s ROE registered 66.5% for 4Q24 compared to the 64.1% and 138.9% registered in 3Q24 and 4Q23 respectively.

Insurance Segment’s P&L Statement

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Interest and similar income	196.9	213.7	212.6	(0.5)%	8.0%
Interest and similar expenses	(32.6)	(38.2)	(36.5)	(4.4)%	12.1%
Net interest and similar income	164.4	175.5	176.1	0.3%	7.1%
Recovery (loss) due to impairment of financial investments	0.9	(9.1)	(4.0)	(55.9)%	n.m.
Net interest and similar income after impairment loss	165.3	166.5	172.1	3.4%	4.1%
Fee income from financial services, net	(3.5)	(2.8)	(2.7)	(1.7)%	(22.1)%
Insurance results	(24.1)	(38.0)	(30.2)	(20.5)%	25.3%
Other income	75.8	23.7	45.5	91.6%	(40.0)%
Other expenses	(93.9)	(104.9)	(98.9)	(5.8)%	5.3%
Income before translation result and income tax	119.5	44.5	85.7	92.7%	(28.3)%
Translation result	17.9	22.9	(9.9)	n.m.	n.m.
Profit for the period	137.4	67.4	75.8	12.4%	(44.9)%
ROE	138.9%	64.1%	66.5%
Efficiency ratio	15.0%	14.6%	12.7%

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Interest and similar income	197.9	213.7	212.6	12.4%	(44.9)%
Interest and similar expenses	(18.8)	(21.3)	(20.7)	(2.9)%	10.0%
Net interest and similar income	179.1	192.4	191.9	(0.3)%	7.2%
Recovery (loss) due to impairment of financial investments	0.9	(9.1)	(4.0)	(55.9)%	n.m.
Net Interest and similar income after impairment loss	180.0	183.4	187.9	2.5%	4.4%
Net gain (loss) on sale of financial investments	17.4	15.9	8.3	(48.1)%	(52.4)%
Net gain (loss) on financial assets at fair value through profit or loss	24.2	8.9	(12.7)	n.m.	n.m.
Rental income	16.3	18.0	17.8	(0.8)%	9.5%
Gain on sale of investment property	0.0	(5.5)	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	14.0	(22.8)	30.8	n.m.	n.m.
Other(1)	(5.5)	(0.6)	(5.1)	n.m.	(7.9)%
Other income	66.3	13.9	39.2	n.m.	(40.9)%
Results from investments	246.3	197.3	227.1	15.1%	(7.8)%

(1) Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 191.9 million in 4Q24, a decrease of S/ 0.5 million QoQ, or 0.3%, and an increase of S/ 12.8 million YoY, or 7.2%.

The quarterly performance was mainly explained by a reduction of S/ 1.1 million in interest and similar income due to lower inflation rates, partially offset by a decrease of S/ 0.6 million in interest and similar expenses.

The improvement in the yearly performance was caused by an increase of S/ 14.7 million in interest and similar income due to higher dividends received and inflation rates, partially offset by an increase in interest and similar expenses of S/ 1.9 million.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 4.0 million in 4Q24 compared to a loss of S/ 9.1 million in 3Q24 and a recovery of S/ 0.9 million in 4Q23. This was mainly explained by the rating downgrade of a fixed income investment in 3Q24.

OTHER INCOME

Other income related to investment was S/ 39.2 million in 4Q24, a decrease of S/ 25.3 million QoQ and a decrease of S/ 27.1 million YoY.

The quarterly decrease was explained by a higher valuation gain from investment property of S/ 53.2 million resulting from a reduction in discount rates. This effect was partially offset by a net loss on financial assets at fair value of S/ 21.6 million and a decrease in net gain on sale of financial investments of S/7.9.

The annual performance in other income was mainly explained by a reduction of S/ 36.9 in net gain on financial assets at fair value resulting from an extraordinary asset revaluation of an equity investment in 4Q23. This effect was partially offset by a S/ 16.8 million increase in valuation gain from investment property due to the reduction in discount rates.

INSURANCE RESULTS

Insurance Results

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Insurance Income	181.7	193.1	192.1	-0.5%	5.7%
Insurance Expenses	(205.9)	(231.1)	(222.4)	-3.8%	8.0%
Insurance Results	(24.1)	(38.0)	(30.2)	n.m.	25.3%

INSURANCE INCOME

Insurance Income

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Annuities	71.0	75.9	76.5	0.9%	7.8%
Individual Life	23.2	28.0	29.2	4.3%	25.9%
Retail Insurance	87.5	89.1	86.3	(3.2)%	(1.4)%
Total Insurance Income	181.7	193.1	192.1	(0.5)%	5.7%

Insurance income was S/ 192.1 million in 3Q24, a decrease of S/ 1.0 million QoQ, or 0.5%, and a growth of S/ 10.4 million YoY, or 5.7%.

The quarterly performance was mainly explained by a decrease of S/ 2.8 million in retail insurance due to a reduction in CSM release resulting from higher lapsed policies. This was partially offset by increases of S/ 0.6 and S/ 1.2 in annuities and individual life due to the growth of the insurance portfolio.

The yearly increase was mainly explained by increases of S/5.5 and S/ 6.0 million in annuities and individual life due to the higher Risk Adjustment and BEL release, resulting from an update of the fulfillment cash flows estimates. These factors were partially offset by a decrease of S/ 1.2 in retail insurance, mainly explained by a reduction in short term insurance premiums.

INSURANCE EXPENSES

Insurance Expenses

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Annuities	(203.0)	(205.8)	(200.4)	(2.6)%	(1.3)%
Individual Life	(5.5)	(10.0)	7.3	n.m.	n.m.
Retail Insurance	2.7	(15.2)	(29.2)	91.8%	n.m.
Total Insurance Expenses	(205.9)	(231.1)	(222.4)	(3.8)%	8.0%

Insurance expenses were S/ 222.4 million in 4Q24, a decrease of S/ 8.7 million QoQ, or 3.8%, and an increase of S/ 16.5 million YoY, or 8.0%.

The quarterly performance was mainly explained by lower expenses of S/ 5.4 million in annuities, explained by a decrease in loss component due to higher inflation rates and a S/ 17.3 million decrease in individual life, mainly explained by adjustments of technical reserves of VFA insurance contracts. These factors were partially offset by an increase of S/5.3 million in retail insurance acquisition costs.

The yearly increase was mainly explained by an increment of S/ 31.9 million in retail insurance due to an extraordinary Loss Component reversal in 4Q23. This result was partially offset by lower expenses of S/ 2.6 million in annuities and S/ 12.8 million in individual life due to adjustments of technical reserves of VFA insurance contracts.

OTHER EXPENSES

Other Expenses

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(31.9)	(31.5)	(29.4)	(6.7)%	(7.8)%
Administrative expenses	(23.9)	(20.0)	(16.9)	(15.3)%	(29.2)%
Depreciation and amortization	(6.9)	(5.4)	(5.8)	7.3%	(16.4)%
Expenses related to rental income	(1.8)	(3.6)	(3.9)	7.5%	n.m.
Other	(29.4)	(44.4)	(42.9)	(3.5)%	46.0%
Other expenses	(93.9)	(104.9)	(98.9)	(5.8)%	5.3%

Other expenses decreased by S/ 6.0 million QoQ, or 5.8%, and increased by S/ 5.0 million YoY, or 5.3%.

Inteligo

SUMMARY

2024 Performance

Inteligo’s profits were S/ 137.3 million in 2024, representing an increase of S/ 101.1 million compared to 2023. This was mainly attributable to the recovery of the investment portfolio, from reported losses of S/ -40.2 million in 2023 to a positive S/ 85.2 million in 2024, due to a mark-to-market profit on proprietary portfolio investments.

Partially offsetting the annual improvement in other income, the company registered a 18.5% decrease in net interest and similar income, mainly as a result of higher interest expenses, and a 14.3% increase in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM grew 18.5% on a yearly basis.

Inteligo's ROE was 14.1% in 2024, an increase of 9.9% compared to 2023.

Wealth Management Segment’s P&L Statement

S/ million	2023	2024	%chg 24/23
Interest and similar income	155.1	183.9	18.6%
Interest and similar expenses	(50.3)	(98.4)	95.5%
Net interest and similar income	104.8	85.6	(18.4)%
Impairment loss of loans, net of recoveries	2.4	0.2	(92.8)%
Recovery (loss) due to impairment of financial investments	(12.0)	0.3	n.m.
Net interest and similar income after impairment loss	95.2	86.1	(9.6)%
Fee income from financial services, net	163.3	146.2	(10.5)%
Other income	(244.5)	(40.2)	(83.6)%
Other expenses	(145.5)	(153.6)	5.6%
Income before translation result and income tax	(131.5)	38.5	n.m.
Translation result	(7.1)	0.8	n.m.
Income tax	(2.8)	(3.1)	10.4%
Profit for the period	(141.4)	36.2	n.m.
ROE	0.0	14.1%
Efficiency ratio	1.4	60.4%

When compared to the previous year, Inteligo’s net interest and similar income decreased 18.5% or S/ 15.9 million, while net fee income from financial services increased S/ 24.8 million or 16.9%.

Other income represented a profit of S/ 85.2 million, a S/ 125.4 million improvement when compared to the loss reported in 2023, mainly attributable to better mark-to-market valuations on investments.

Other expenses increased by S/ 21.9 million, or 14.3% in 2023, when compared with 2023.

4Q24 Performance

Inteligo’s net profit was S/ 71.6 million in 4Q24, a S/ 38.1 million increase QoQ and S/ 47.1 million YoY.

The quarterly performance was mainly attributable to mark-to-market profits on proprietary portfolio investments, which increased by S/ 43.9 million QoQ. This effect was partially offset by a decrease of S/ 0.8 million in net interest and similar income and an increase of S/ 4.9 million in other expenses.

The annual performance was mainly attributable to mark-to-market profits on proprietary portfolio investments, which increased by S/ 50.0 million YoY, as well as fee income from financial services, which increased by S/ 10.4 million. Some effects that mitigated the YoY results were a decrease of S/ 4.3 million in net interest and similar income and an increase of S/ 6.2 million in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM increased by 3.9% QoQ and 18.5% YoY as of December 31, 2024.

Inteligo’s ROE was 28.3% in 4Q24, higher than the 13.9% reported in 3Q24.

Wealth Management Segment’s P&L Statement

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Interest and similar income	49.0	43.6	42.3	(3.1)%	(13.7)%
Interest and similar expenses	(29.0)	(27.1)	(26.6)	(1.8)%	(8.3)%
Net interest and similar income	20.0	16.5	15.7	(5.2)%	(21.5)%
Impairment loss of loans, net of recoveries	0.0	0.2	0.0	(90.1)%	20.2%
Recovery (loss) due to impairment of financial investments	0.1	0.0	(0.6)	n.m.	n.m.
Net interest and similar income after impairment loss	20.1	16.7	15.1	(9.7)%	(24.8)%
Fee income from financial services, net	36.6	43.2	47.0	8.7%	28.4%
Other income	13.2	22.8	22.8	n.m.	n.m.
Other expenses	(45.9)	(47.2)	(52.1)	10.2%	13.5%
Income before translation result and income tax	24.0	35.5	76.4	n.m.	n.m.
Translation result	1.3	0.3	(2.4)	n.m.	n.m.
Income tax	(0.7)	(2.4)	(2.4)	1.3%	n.m.
Profit for the period	24.5	33.5	71.6	n.m.	n.m.
ROE	10.9%	13.9%	28.3%
Efficiency ratio	64.1%	43.9%	33.7%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 27,461 million in 4Q24, a S/ 1,021 million or 3.9% increase QoQ and a S/ 4,279 million or 18.5% increase YoY, mostly explained by inflows in mutual funds and Private Wealth Management.

Client deposits were S/ 2,929 million in 4Q24, a S/ 159 million or 5.1% decrease QoQ and a S/ 382 million or 11.5% decrease YoY, mostly affected by a lower exchange rate.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	11.3	6.2	4.3	(30.5)%	(61.5)%
Financial Investments	14.2	13.7	13.8	1.4%	(2.5)%
Loans	23.5	23.7	24.1	1.5%	2.4%
Total interest and similar income	49.0	43.6	42.3	(3.1)%	(13.7)%
Interest and similar expenses
Deposits and obligations	(27.0)	(25.5)	(24.2)	(5.3)%	(10.3)%
Due to banks and correspondents	(2.1)	(1.6)	(2.4)	55.2%	16.6%
Total interest and similar expenses	(29.0)	(27.1)	(26.6)	(1.8)%	(8.3)%
Net interest and similar income	20.0	16.5	15.7	(5.2)%	(21.5)%

Inteligo’s net interest and similar income was S/ 15.7 million in 4Q24, a S/ 0.8 million, or 5.2% decrease when compared with 3Q24, mainly explained by lower interests in due from banks and inter-bank funds.

Net interest and similar income decreased S/ 4.3 million YoY, or 21.5%, also because of a lower interest income on due from banks and inter-bank funds.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.5	3.3	3.6	9.8%	43.7%
Funds management	34.4	40.3	43.7	8.4%	27.3%
Total income	36.9	43.7	47.4	8.5%	28.4%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	11.2%	35.2%
Others	(0.1)	(0.2)	(0.2)	(23.3)%	25.2%
Total expenses	(0.3)	(0.4)	(0.4)	(6.6)%	30.8%
Fee income from financial services, net	36.6	43.2	47.0	8.7%	28.4%

Net fee income from financial services was S/ 47.0 million in 4Q24, an increase of S/ 3.8 million or 8.7% when compared to the previous quarter, mainly explained by higher fees from the wealth management segment.

On a YoY basis, net fee income from financial services increased S/ 10.4 million, or 28.4%, mainly due to higher fees from funds management. This was explained by assets under management growth in Private Wealth Management and mutual funds.

OTHER INCOME

Other income

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(3.5)	(0.8)	(0.8)	(5.8)%	(78.3)%
Net trading gain (loss)	18.3	24.4	68.3	n.m.	n.m.
Other	(1.6)	(0.8)	(1.2)	53.5%	(27.3)%
Total other income	13.2	22.8	66.4	n.m.	n.m.

Inteligo’s other income reached S/ 66.4 million in 4Q24, which means an increase of S/ 43.6 million QoQ, due to positive mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	4Q23	3Q24	4Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(27.4)	(21.4)	(27.5)	28.3%	0.0%
Administrative expenses	(13.5)	(12.8)	(13.7)	6.6%	1.2%
Depreciation and amortization	(3.8)	(2.1)	(2.2)	1.7%	(42.7)%
Other	(1.1)	(10.9)	(8.8)	(19.4)%	n.m.
Total other expenses	(45.9)	(47.2)	(52.1)	10.2%	13.5%
Efficiency ratio	64.1%	43.9%	33.7%

Other expenses reached S/ 52.1 million in 4Q24, an increase of S/ 4.9 million or 10.2% QoQ and of S/ 6.2 million or 13.5% YoY, mainly due to other provisions.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024 and 2023

Interim consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024 and 2023

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income

Interim consolidated statement of other comprehensive income

Interim consolidated statement of changes in equity

Interim consolidated statement of cash flows

Notes to the interim consolidated financial statements

Interim consolidated statement of financial position

As of December 31, 2024 and 2023

	Note	31.12.2024	31.12.2023
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,895,612	3,059,226
Interest bearing		7,973,580	6,038,794
Restricted funds		619,766	720,691
		12,488,958	9,818,711
Inter-bank funds	4(e)	220,060	524,915
Financial investments	5	26,857,925	26,721,991
Loans, net:	6
Loans, net of unearned interest		50,959,615	48,869,807
Impairment allowance for loans		(1,730,167)	(2,349,425)
		49,229,448	46,520,382
Investment property	7	1,381,788	1,298,892
Property, furniture and equipment, net		814,432	804,832
Due from customers on acceptances		9,163	40,565
Intangibles and goodwill, net		1,667,753	1,687,120
Other accounts receivable and other assets, net	8	2,670,178	2,125,148
Reinsurance contract assets	12	18,602	26,287
Deferred Income Tax asset, net		19,206	55,936
Total assets		95,377,513	89,624,779
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,614,593	7,960,318
Interest bearing		46,153,435	41,227,916
		53,768,028	49,188,234
Inter-bank funds	4(e)	—	119,712
Due to banks and correspondents	10	7,562,057	9,025,930
Bonds, notes and other obligations	11	6,075,433	5,551,629
Due from customers on acceptances		9,163	40,565
Insurance and reinsurance contract liabilities	12	12,524,320	12,207,536
Other accounts payable, provisions and other liabilities	8	4,319,264	3,407,360
Deferred Income Tax liability, net		140,653	75,712
Total liabilities		84,398,918	79,616,678
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(206,997)	(84,309)
Capital surplus		532,771	532,771
Reserves		8,300,000	6,000,000
Unrealized results, net		(187,830)	(457,793)
Retained earnings		1,439,274	2,921,531
		10,915,235	9,950,217
Non-controlling interest		63,360	57,884
Total equity, net		10,978,595	10,008,101
Total liabilities and equity, net		95,377,513	89,624,779

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the years ended December 31, 2024 and 2023

	Note	31.12.2024	31.12.2023
		S/(000)	S/(000)
Interest and similar income	15	7,029,391	7,120,411
Interest and similar expenses	15	(2,480,270)	(2,592,366)
Net interest and similar income		4,549,121	4,528,045
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,720,179)	(1,981,818)
Loss due to impairment of financial investments	5(c) and 5(d)	(47,521)	(7,500)
Net interest and similar income after impairment loss		2,781,421	2,538,727
Fee income from financial services, net	16	1,142,943	1,178,462
Net gain on foreign exchange transactions		433,691	306,431
Net gain on sale of financial investments		26,544	6,431
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	81,990	15,181
Net gain on investment property	7(b)	128,164	73,072
Other income	17	121,222	156,700
		1,934,554	1,736,277
Result from insurance activities	18	(169,789)	(178,392)
		(169,789)	(178,392)
Other expenses
Salaries and employee benefits		(955,246)	(897,275)
Administrative expenses		(1,336,954)	(1,288,862)
Depreciation and amortization		(413,057)	(379,038)
Other expenses	17	(194,959)	(184,992)
		(2,900,216)	(2,750,167)
Income before translation result and Income Tax		1,645,970	1,346,445
Exchange difference		(24,144)	8,427
Income Tax	14(f)	(314,365)	(275,596)
Net profit for the year		1,307,461	1,079,276
Attributable to:
IFS’s shareholders		1,300,078	1,072,728
Non-controlling interest		7,383	6,548
		1,307,461	1,079,276
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	11.376	9.327
Outstanding shares (weighted average in thousands)	19	114,287	115,012

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the years ended December 31, 2024 and 2023

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Net profit for the year	1,307,461	1,079,276
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	3,048	16,220
Income Tax	(1,595)	(157)
Total unrealized gain that will not be reclassified to the consolidated statement of income in subsequent periods	1,453	16,063
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	286,738	1,134,509
Income Tax	(3,595)	(3,645)
	283,143	1,130,864
Insurance reserves at fair value	(61,389)	(970,191)
Net movement of cash flow hedges	(18,605)	(29,112)
Income Tax	1,402	6,336
	(17,203)	(22,776)
Translation of foreign operations	11,747	(21,970)
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	216,298	115,927
Other comprehensive income for the year	217,751	131,990
Total comprehensive income for the year, net of Income Tax	1,525,212	1,211,266
Attributable to:
IFS’s shareholders	1,516,304	1,202,789
Non-controlling interest	8,908	8,477
	1,525,212	1,211,266

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the years ended December 31, 2024 and 2023

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,072,728	1,072,728	6,548	1,079,276
Other comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	—	130,061	1,929	131,990
Total comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	1,072,728	1,202,789	8,477	1,211,266
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of shares, Note 13(b)	—	(938)	—	(80,946)	—	—	—	—	—	—	—	—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(33,433)	—	—	—	—	33,433	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(32,306)	(32,306)	(110)	(32,416)
Balance as of December 31, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101

Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,300,078	1,300,078	7,383	1,307,461
Other comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	—	216,226	1,525	217,751
Total comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	1,300,078	1,516,304	8,908	1,525,212
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Purchase of shares, Note 13(b)	—	(1,192)	—	(122,688)	—	—	—	—	—	—	—	—	(122,688)	—	(122,688)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	2,300,000	—	—	—	—	—	(2,300,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,056)	(3,056)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	53,737	—	—	—	—	(53,737)	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(1,229)	(1,229)	(376)	(1,605)
Balance as of December 31, 2024	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the years ended December 31, 2024 and 2023

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,307,461	1,079,276
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,720,179	1,981,818
Loss due to impairment of financial investments	47,521	7,500
Depreciation and amortization	413,057	379,038
Provision for sundry risks	29,290	4,138
Deffered Income Tax	100,053	102,244
Net gain on sale of financial investments	(26,544)	(6,431)
Net gain of financial assets at fair value through profit or loss	(81,990)	(15,181)
Net gain for valuation of investment property	(60,260)	(7,111)
Net loss on sale of investment property	3,176	—
Sale of fixed asset	(12,879)	(15,300)
Exchange difference	24,144	(8,427)
Decrease (increase) in interest receivable	58,688	(167,468)
(Decrease) increase in interest payable	(120,753)	194,285
Net changes in assets and liabilities
Net increase in loan portfolio	(4,523,015)	(2,883,998)
Net increase in other accounts receivable and other assets	(200,394)	(295,748)
Decrease (increase) in restricted funds	100,925	(246,775)
Increase in deposits and obligations	4,680,603	503,544
(Decrease) increase in due to banks and correspondents	(1,407,852)	1,837,830
Increase in other accounts payable, provisions and other liabilities	980,227	108,846
Tax payment
(Increase) decrease of investments at fair value through profit or loss	(123,744)	323,112
Net cash provided by operating activities	2,907,893	2,875,192

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Cash flows from investing activities
Net sale (purchase) of investments at fair value through other comprehensive income and at amortized cost	258,991	(3,120,456)
Purchase of property, furniture and equipment	(104,719)	(147,645)
Purchase of intangible assets	(245,334)	(280,388)
Purchase of investment property	(61,812)	(16,903)
Sale of investment property	39,176	—
Sale of property, furniture and equipment	—	32,667
Net cash used in investing activities	(113,698)	(3,532,725)
Cash flows from financing activities
Dividends paid	(427,369)	(511,788)
Issuance of bonds, notes and other obligations	1,706,371	—
Payments of bonds, notes and other obligations	(1,266,504)	(2,189,040)
Net decrease (increase) in receivable inter-bank funds	304,855	(228,796)
Net (decrease) increase in payable inter-bank funds	(119,712)	91,245
Purchase of treasury stock, net	(122,688)	(80,946)
Dividend payments to non-controlling interest	(3,056)	(4,776)
Lease payments	(82,644)	(89,334)
Net cash used in financing activities	(10,747)	(3,013,435)
Net increase (decrease) in cash and cash equivalents	2,783,448	(3,670,968)
Translation (loss) gain on cash and cash equivalents	(6,561)	37,403
Cash and cash equivalents at the beginning of the year	9,074,211	12,707,776
Cash and cash equivalents at the end of the year	11,851,098	9,074,211

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of December 31, 2024 and 2023

1. Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2024, Intercorp Peru holds directly and indirectly 72.47 percent of the issued capital stock of IFS, equivalent to 71.95 percent of the outstanding capital stock of IFS (71.44 percent of the issued capital stock, equivalent to 71.20 percent of the outstanding capital stock as of December 31, 2023).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2024 and 2023, IFS holds 99.31 percent and 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent and 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022.

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of December 31, 2024, have been approved in Board’s Meeting held on February 05, 2025. The audited consolidated financial statements as of December 31, 2023, (henceforth, Annual Consolidated Financial Statements) were approved by the General Shareholders’ Meeting held on April 01, 2024.

2. Subsidiaries

Below is information on the main IFS’s Subsidiaries:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the SBS to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2024, Interbank had 149 offices (153 offices as of December 31, 2023).

Below is information on the main Subsidiaries, in which IFS holds approximately 100 percent of the shareholding:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Holding (henceforth “Patrimonio Fideicometido – Interproperties Holding”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Intercorp Group) contributed investment properties. Each investor has ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, included in this structured entity as of December 31, 2024 and 2023, amounted to S/89,124,000 and S/85,272,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2024 and 2023, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2024 and 2023, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

This entity, incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of December 31, 2024 and 2023, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

Entity incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors. Until March 2022, Interbank maintained 50 percent of both companies incorporated in Peru and in April 2022, IFS acquired the remaining 50 percent, acquiring control of Izipay. Since this time, Izipay consolidates its financial information together with IFS.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The accompanying interim consolidated financial statements as of December 31, 2024 and 2023, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of December 31, 2023 and 2022 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries s describ in Note 3.3 to the Annual Consolidated Financial Statements and has not changed to date.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Cash and clearing (b)	2,815,563	2,248,845
Deposits in the BCRP (b)	7,333,818	5,215,762
Deposits in banks (c)	1,701,717	1,609,604
Total cash and cash equivalent	11,851,098	9,074,211
Accrued interest	18,094	23,809
Restricted funds (d)	619,766	720,691
Total	12,488,958	9,818,711

Cash and cash equivalents presented in the interim consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	5,969,218	4,593,592
Cash in vaults	2,644,386	2,005,760
Subtotal legal reserve	8,613,604	6,599,352
Non-mandatory reserve
Term deposits in BCRP (**)	800,000	—
Overnight deposits in BCRP (***)	564,600	622,170
Cash and clearing	170,924	243,029
Subtotal non-mandatory reserve	1,535,524	865,199
Cash balances not subject to legal reserve	253	56
Total	10,149,381	7,464,607

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP (Secured Overnight Financing Rate - SOFR). As of December 31, 2024 and 2023, the Group presented excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.90 and 4.86 percent, respectively. In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2024, corresponds to overnight deposits in local currency, with maturity in the first days of January 2025, with accrued interest an annual interest rate of 4.83 percent.

(***) As of December 31, 2024, corresponds to an overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, which accrued interest an annual interest rate of 4.44 percent (as of December 31, 2023, it corresponded to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000) and an overnight deposit in local currency for S/140,000,000, with maturity in the first days of January 2024, which accrued interest an annual interest rate of 5.33 and 4.0 percent, respectively).

(c) Correspond to deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Inter-bank transfers (*)	596,648	694,118
Derivative financial instruments, Note 8(b)	21,568	24,725
Others	1,550	1,848
Total	619,766	720,691

(*) Corresponds to funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2024, Inter-bank funds assets accrue interest at an annual rate of 5.00 percent in local currency (annual rate of 6.75 percent in local currency and 5.50 percent in foreign currency for Inter-bank funds assets and liabilities as of December 31, 2023); and do not have specific guarantees.

5. Financial investments

(a) This caption is made up as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,377,805	20,912,184
Investments at amortized cost (d)	3,784,912	3,383,014
Investments at fair value through profit or loss (e)	1,776,567	1,556,540
Equity instruments measured at fair value through other comprehensive income (f)	458,268	444,878
Total financial investments	26,397,552	26,296,616
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	347,087	334,385
Investments at amortized cost (d)	113,286	90,990
Total	26,857,925	26,721,991

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2024
Corporate, leasing and subordinated bonds	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.20	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	—	—
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	—	—	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	—	—	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	—	—	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2023
Corporate, leasing and subordinated bonds	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-24	5.60	6.66	—	—
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Treasury Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the United States of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51
Total	22,278,180	108,584	(1,474,580)	20,912,184
Accrued interest				334,385
Total				21,246,569

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Expected credit loss at the beginning of the year	61,046	53,974
New assets originated or purchased	1,420	1,689
Assets derecognized or matured (excluding write-offs)	(3,915)	(993)
Effect on the expected credit loss due to the change of the stage during the year	8,680	(589)
Loss for impairment	37,325	9,440
Others	4,058	(2,059)
Total	47,568	7,488
Effect of foreign exchange variation	(481)	(416)
Expected credit loss at the end of the year	108,133	61,046

(d) As of December 31, 2024, investments at amortized cost correspond mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest for an amount of S/101,143,000 (as of December 31, 2023, corresponds to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,393,962,000, including accrued interest for an amount of S/86,652,000). Said investments present low credit risk and the impairment loss is not significant.

As of December 31, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and estimated fair value amounting to approximately S/3,775,935,000 (as of December 31, 2023, their maturity dates ranged from August 2024 to August 2037, have accrued interest at effective annual rates between 4.36 percent and 7.50 percent, and estimated fair value amounting to approximately S/3,277,672,000).

Additionally, as of December 31, 2024, term deposits mainly issued in Soles are held, for an amount of S/98,658,000, included accrued interest amounting to S/12,143,000 (as of December 31, 2023, term deposits mainly issued in Soles are held, for an amount of S/80,042,000, included accrued interest amounting to S/4,338,000). Said investments present low credit risk and the impairment loss is not material. As of December 31, 2024, the maturity of these investments fluctuates between January 2025 and February 2029, have accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounts to approximately S/98,658,000 (as of December 31, 2023, the maturity of these investments fluctuates between April 2024 and February 2029, accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounted to approximately S/80,042,000).

During 2024 and 2023, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, as of December 31, 2024 and 2023, Interbank took part of these public offering and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/630,749,000 and S/482,632,000, generating a gain and a loss amounting to S/866,000 and S/490,000, respectively; which was recorded in the caption “Net gain on sale of financial investments” of the interim consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, as of December 31, 2024 and 2023, Interbank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000 and S/488,127,000, respectively; and classified them as investments at amortized cost.

As of December 31, 2024 and 2023, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,861,524,000 and S/2,058,931,000, respectively; see Note 10(a).

As of December 31, 2024 and 2023, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/435,242,000 and S/445,909,000, respectively, see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,396,582	1,169,491
Listed shares	202,054	253,203
Non-listed shares	154,856	122,482
Debt instruments
Negotiable Certificates of Deposits	12,365	6,075
Sovereign Bonds of the Republic of Peru	8,538	—
Corporate, leasing and subordinated bonds	2,172	5,289
Total	1,776,567	1,556,540

As of December 31, 2024 and 2023, investments at fair value through profit or loss include investments held for trading for approximately S/152,755,000 and S/194,033,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,623,812,000 and S/1,362,507,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Listed shares (g)	420,474	407,636
Non-listed shares	37,794	37,242
Total	458,268	444,878

As of December 31, 2024 and 2023, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, according to the definition by IFRS 9 as of December 31, 2024 and 2023:

	31.12.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,673	—	—	11,643,673
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Treasury Bonds of the United States of America	52,526	—	—	52,526
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Others	86,515	—	—	86,515
Total	23,116,667	1,046,050	—	24,162,717

	31.12.2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,365	750,179	1,697	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Global Bonds of the United States of Mexico	15,678	—	—	15,678
Others	75,705	—	—	75,705
Total	23,543,322	750,179	1,697	24,295,198

6. Loans, net

(a) This caption is made up as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Direct loans (*)
Loans (**)	38,456,682	35,789,130
Credit cards and other loans (***)	5,386,427	6,023,769
Discounted notes	1,706,886	1,567,411
Leasing	1,584,357	1,495,290
Factoring	1,410,968	1,244,795
Advances and overdrafts	101,848	14,617
Refinanced loans	449,438	461,995
Past due and under legal collection loans	1,318,758	1,652,151
	50,415,364	48,249,158
Plus (minus)
Accrued interest from performing loans	569,384	657,355
Unearned interest and interest collected in advance	(25,133)	(36,706)
Impairment allowance for loans (d)	(1,730,167)	(2,349,425)
Total direct loans, net	49,229,448	46,520,382
Indirect loans	5,068,694	4,743,480

(*) Under the program “Reactiva Peru”, launched by the Peruvian Government in the context of the pandemic Covid-19, as a credit program guaranteed by it, Interbank granted loans for S/6,617,142,000, and the balance as of December 31, 2024 amounts to S/315,379,000, including accrued interest for S/45,229,000; S/192,948,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2023 amounted to S/848,886,000, including accrued interest for S/46,277,000; S/675,492,000 being the amount covered by the guarantee of the Peruvian Government).

(**) As of December 31, 2024 and 2023, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/123,772,000 and S/504,158,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(***) As of December 31, 2024 and 2023, it includes non-revolving consumer loans related to credit card lines for approximately S/2,666,284,000 and S/3,149,149,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Commercial loans (c.1)	22,770,495	21,155,476
Consumer loans (c.1)	15,036,411	16,325,460
Mortgage loans (c.1)	10,571,300	9,834,398
Small and micro-business loans (c.1)	2,037,158	933,824
Total	50,415,364	48,249,158

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2024 and 2023. The amounts presented do not consider impairment.

	31.12.2024				31.12.2023
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	32,184,807	340,472	—	32,525,279	35,098,364	1,068,674	—	36,167,038
Standard grade	8,332,692	1,513,955	—	9,846,647	2,832,251	1,510,897	—	4,343,148
Substandard grade	2,705,012	1,582,401	—	4,287,413	1,367,503	1,450,751	—	2,818,254
Past due but not impaired	1,335,553	1,172,779	—	2,508,332	1,949,892	1,460,138	—	3,410,030
Impaired
Individually	—	—	23,214	23,214	—	—	36,257	36,257
Collectively	—	—	1,224,479	1,224,479	—	—	1,474,431	1,474,431
Total direct loans	44,558,064	4,609,607	1,247,693	50,415,364	41,248,010	5,490,460	1,510,688	48,249,158

	31.12.2024				31.12.2023
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,434,095	31,240	—	3,465,335	3,988,999	457,518	—	4,446,517
Standard grade	1,055,740	118,821	—	1,174,561	32,433	214,806	—	247,239
Substandard grade	272,352	132,498	—	404,850	2,823	31,101	—	33,924
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	17,767	17,767	—	—	9,619	9,619
Total indirect loans	4,762,187	282,559	23,948	5,068,694	4,024,255	703,425	15,800	4,743,480

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.12.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,636,968	290,927	—	11,927,895	14,979,356	855,890	—	15,835,246
Standard grade	6,274,653	1,024,426	—	7,299,079	1,347,961	1,013,803	—	2,361,764
Substandard grade	1,749,950	356,019	—	2,105,969	450,577	314,063	—	764,640
Past due but not impaired	770,026	345,062	—	1,115,088	1,431,064	364,603	—	1,795,667
Impaired
Individually	—	—	23,214	23,214	—	—	36,257	36,257
Collectively	—	—	299,250	299,250	—	—	361,902	361,902
Total direct loans	20,431,597	2,016,434	322,464	22,770,495	18,208,958	2,548,359	398,159	21,155,476

	31.12.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,914,268	28,813	—	10,943,081	11,475,514	199,501	—	11,675,015
Standard grade	1,210,504	320,220	—	1,530,724	945,060	452,811	—	1,397,871
Substandard grade	593,507	765,324	—	1,358,831	717,526	755,121	—	1,472,647
Past due but not impaired	180,748	508,336	—	689,084	217,712	829,119	—	1,046,831
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	514,691	514,691	—	—	733,096	733,096
Total direct loans	12,899,027	1,622,693	514,691	15,036,411	13,355,812	2,236,552	733,096	16,325,460

	31.12.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,407,045	20,165	—	8,427,210	8,093,031	13,283	—	8,106,314
Standard grade	528,923	3,714	—	532,637	433,968	17,124	—	451,092
Substandard grade	318,802	400,671	—	719,473	193,340	348,274	—	541,614
Past due but not impaired	322,348	244,537	—	566,885	261,100	200,873	—	461,973
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	325,095	325,095	—	—	273,405	273,405
Total direct loans	9,577,118	669,087	325,095	10,571,300	8,981,439	579,554	273,405	9,834,398

	31.12.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,226,526	567	—	1,227,093	550,463	—	—	550,463
Standard grade	318,612	165,595	—	484,207	105,262	27,159	—	132,421
Substandard grade	42,753	60,387	—	103,140	6,060	33,293	—	39,353
Past due but not impaired	62,431	74,844	—	137,275	40,016	65,543	—	105,559
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	85,443	85,443	—	—	106,028	106,028
Total direct loans	1,650,322	301,393	85,443	2,037,158	701,801	125,995	106,028	933,824

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	31.12.2024				31.12.2023
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	545,242	833,912	970,271	2,349,425	608,558	737,286	682,011	2,027,855
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	345,800	—	—	345,800	624,484	—	—	624,484
Assets matured or derecognized (excluding write-offs)	(117,510)	(63,854)	(24,285)	(205,649)	(147,086)	(66,329)	(25,445)	(238,860)
Transfers to Stage 1	115,241	(114,022)	(1,219)	—	106,745	(104,939)	(1,806)	—
Transfers to Stage 2	(142,315)	149,763	(7,448)	—	(327,728)	339,051	(11,323)	—
Transfers to Stage 3	(88,212)	(380,565)	468,777	—	(163,156)	(269,881)	433,037	—
Impact on the expected credit loss for credits that change stage in the period	(98,820)	193,935	1,476,103	1,571,218	(90,594)	259,309	1,407,191	1,575,906
Others	(120,334)	(52,823)	185,680	12,523	(65,775)	(60,358)	163,834	37,701
Total	(106,150)	(267,566)	2,097,608	1,723,892	(63,110)	96,853	1,965,488	1,999,231
Write-offs	—	—	(2,524,919)	(2,524,919)	—	—	(1,813,670)	(1,813,670)
Recovery of written–off loans	—	—	179,683	179,683	—	—	138,886	138,886
Foreign exchange effect	232	290	1,564	2,086	(206)	(227)	(2,444)	(2,877)
Expected credit loss at the end of period	439,324	566,636	724,207	1,730,167	545,242	833,912	970,271	2,349,425

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.12.2024				31.12.2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	35,739	—	—	35,739	47,129	—	—	47,129
Assets derecognized or matured (excluding write-offs)	(27,765)	(18,765)	(4,083)	(50,613)	(26,668)	(10,113)	(2,924)	(39,705)
Transfers to Stage 1	5,405	(5,405)	—	—	2,920	(2,687)	(233)	—
Transfers to Stage 2	(20,669)	21,431	(762)	—	(27,598)	30,826	(3,228)	—
Transfers to Stage 3	(2,208)	(14,571)	16,779	—	(10,620)	(16,046)	26,666	—
Impact on the expected credit loss for credits that change stage in the period	(4,722)	(1,638)	12,108	5,748	(1,988)	7,333	40,748	46,093
Others	(20,973)	(9,539)	9,402	(21,110)	23,154	8,006	6,579	37,739
Total	(35,193)	(28,487)	33,444	(30,236)	6,329	17,319	67,608	91,256
Write-offs	—	—	(78,217)	(78,217)	—	—	(62,960)	(62,960)
Recovery of written–off loans	—	—	4,254	4,254	—	—	5,189	5,189
Foreign exchange effect	222	175	1,147	1,544	(192)	(160)	(1,751)	(2,103)
Expected credit loss at the end of period	16,640	36,158	123,013	175,811	51,611	64,470	162,385	278,466

	31.12.2024				31.12.2023
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	219,439	—	—	219,439	552,847	—	—	552,847
Assets derecognized or matured (excluding write-offs)	(75,335)	(38,022)	(8,120)	(121,477)	(98,984)	(54,036)	(10,863)	(163,883)
Transfers to Stage 1	96,900	(95,895)	(1,005)	—	95,173	(93,918)	(1,255)	—
Transfers to Stage 2	(101,634)	104,024	(2,390)	—	(282,373)	287,164	(4,791)	—
Transfers to Stage 3	(73,066)	(338,289)	411,355	—	(135,476)	(231,432)	366,908	—
Impact on the expected credit loss for credits that change stage in the period	(81,900)	174,052	1,369,154	1,461,306	(81,051)	221,421	1,263,515	1,403,885
Others	(47,271)	(44,916)	188,121	95,934	(117,534)	(73,259)	162,060	(28,733)
Total	(62,867)	(239,046)	1,957,115	1,655,202	(67,398)	55,940	1,775,574	1,764,116
Write-offs	—	—	(2,310,032)	(2,310,032)	—	—	(1,647,576)	(1,647,576)
Recovery of written–off loans	—	—	165,081	165,081	—	—	123,679	123,679
Foreign exchange effect	1	101	119	221	(1)	(53)	(162)	(216)
Expected credit loss at the end of period	403,740	474,416	494,700	1,372,856	466,606	713,361	682,417	1,862,384

	31.12.2024				31.12.2023
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,114	—	—	4,114	3,949	—	—	3,949
Assets derecognized or matured (excluding write-offs)	(429)	(1,689)	(9,267)	(11,385)	(181)	(833)	(10,625)	(11,639)
Transfers to Stage 1	9,983	(9,983)	—	—	6,414	(6,414)	—	—
Transfers to Stage 2	(2,348)	6,551	(4,203)	—	(2,052)	5,115	(3,063)	—
Transfers to Stage 3	(2,025)	(3,142)	5,167	—	(1,915)	(2,423)	4,338	—
Impact on the expected credit loss for credits that change stage in the period	(9,606)	16,451	15,411	22,256	(5,956)	15,996	20,982	31,022
Others	(969)	10,001	(15,977)	(6,945)	2,312	2,040	2,018	6,370
Total	(1,280)	18,189	(8,869)	8,040	2,571	13,481	13,650	29,702
Write-offs	—	—	(1,755)	(1,755)	—	—	(3,580)	(3,580)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	9	14	294	317	(13)	(13)	(520)	(546)
Expected credit loss at the end of period	5,523	43,956	44,321	93,800	6,794	25,753	54,651	87,198

	31.12.2024				31.12.2023
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	86,508	—	—	86,508	20,559	—	—	20,559
Assets derecognized or matured (excluding write-offs)	(13,981)	(5,378)	(2,815)	(22,174)	(21,253)	(1,347)	(1,033)	(23,633)
Transfers to Stage 1	2,953	(2,739)	(214)	—	2,238	(1,920)	(318)	—
Transfers to Stage 2	(17,664)	17,757	(93)	—	(15,705)	15,946	(241)	—
Transfers to Stage 3	(10,913)	(24,563)	35,476	—	(15,145)	(19,980)	35,125	—
Impact on the expected credit loss for credits that change stage in the period	(2,592)	5,070	79,430	81,908	(1,599)	14,559	81,946	94,906
Others	(51,121)	(8,369)	4,134	(55,356)	26,293	2,855	(6,823)	22,325
Total	(6,810)	(18,222)	115,918	90,886	(4,612)	10,113	108,656	114,157
Write-offs	—	—	(134,915)	(134,915)	—	—	(99,554)	(99,554)
Recovery of written–off loans	—	—	10,348	10,348	—	—	10,018	10,018
Foreign exchange effect	—	—	4	4	—	(1)	(11)	(12)
Expected credit loss at the end of period	13,421	12,106	62,173	87,700	20,231	30,328	70,818	121,377

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.12.2024				31.12.2023
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,110	—	—	2,110	4,770	—	—	4,770
Assets derecognized or matured	(3,275)	(1,484)	(330)	(5,089)	(1,988)	(4,205)	(631)	(6,824)
Transfers to Stage 1	1,265	(1,265)	—	—	180	(180)	—	—
Transfers to Stage 2	(697)	961	(264)	—	(1,986)	3,626	(1,640)	—
Transfers to Stage 3	(229)	(91)	320	—	(1)	(50)	51	—
Impact on the expected credit loss for credits that change stage in the period	(1,001)	(109)	1,202	92	(57)	(837)	684	(210)
Others	(2,155)	294	1,035	(826)	(2,521)	(12,600)	(28)	(15,149)
Total	(3,982)	(1,694)	1,963	(3,713)	(1,603)	(14,246)	(1,564)	(17,413)
Foreign exchange effect	21	5	3	29	(127)	(20)	(3)	(150)
Expected credit loss at the end of period, Note 8(a)	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932

7. Investment property

(a) This caption is made up as follows:

	31.12.2024	31.12.2023	Acquisition or construction year	Valuation methodology as of December 31, 2024 and 2023
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	279,774	269,194	2009	Appraisal
San Martín de Porres – Lima	80,389	77,970	2015	Appraisal
Nuevo Chimbote	37,384	34,724	2021	Appraisal
Santa Clara – Lima	28,615	27,229	2017	Appraisal
Sullana	25,203	23,751	2012	Appraisal
Others	8,779	8,987	-	Appraisal/Cost
	460,144	441,855
Completed investment property - “Real Plaza” shopping malls (i)
Talara	26,722	28,991	2015	DCF
	26,722	28,991
Buildings (i)
Ate Vitarte – Lima	165,964	160,208	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	150,720	128,593	2017	DCF
Paseo del Bosque	100,022	87,168	2021	DCF
Chorrillos – Lima	95,848	94,184	2017	DCF
Piura	94,909	131,144	2008/2020	DCF/Appraisal
Pardo	68,201	12,903	2021	DCF
Chimbote	48,688	47,054	2015	DCF
Maestro-Huancayo	35,003	34,978	2017	DCF
Cuzco	29,842	28,167	2017	DCF
Panorama – Lima	22,475	22,136	2016	DCF
Cercado de Lima – Lima	18,010	15,908	2017	DCF
Trujillo	17,094	16,225	2016	DCF
Pardo y Aliaga – Lima	16,357	14,790	2008	DCF
Others	31,789	34,588	-	DCF
	894,922	828,046

Total	1,381,788	1,298,892

DCF: Discounted cash flow

(i) As of December 31, 2024 and 2023, there are no liens on investment property.

(b) The net gain on investment properties as of December 31, 2024 and 2023, consists of the following:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Income from rental	71,080	65,961
Gain on valuation	60,260	7,111
Loss on sale	(3,176)	—
Net gain	128,164	73,072

(c) The movement of investment property for the years ended December 31, 2024 and 2023, is as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Balance at the beginning of period	1,298,892	1,287,717
Additions	61,812	16,903
Sales	(39,176)	—
Gain on valuation	60,260	7,111
Others	—	(12,839)
Balance at the end of the period	1,381,788	1,298,892

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	554,581	660,956
Accounts receivable from sale of investments	493,532	63,466
POS commission receivable	390,126	420,644
Operations in process	149,105	83,640
Accounts receivable related to derivative financial instruments (b)	143,201	158,101
Others	14,954	17,774
	1,745,499	1,404,581
Non-financial instruments
Tax paid to recover	660,088	422,248
Deferred charges	99,776	101,551
Deffered cost of POS affiliation and registration	85,006	92,511
Tax credit for General Sales Tax - IGV	35,391	32,482
Investments in associates	24,795	22,548
Others	19,623	49,227
	924,679	720,567
Total	2,670,178	2,125,148

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	1,308,422	1,010,429
Third party compensation (*)	866,665	763,039
Other accounts payable	665,296	727,906
Operations in process	430,275	226,428
Accounts payable for acquisitions of investments	414,940	106,955
Lease liabilities	143,803	90,513
Workers’ profit sharing and salaries payable	109,395	105,734
Accounts payable related to derivative financial instruments (b)	102,288	145,395
Allowance for indirect loan losses, Note 6(d.2)	14,248	17,932
Accounts payable to reinsurers and coinsurers	6,354	7,260
	4,061,686	3,201,591
Non-financial instruments
Provision for other contingencies	107,078	70,671
Taxes payable	87,262	80,331
Deferred income (**)	36,394	23,490
Registration for use of POS	18,005	21,962
Others	8,839	9,315
	257,578	205,769
Total	4,319,264	3,407,360

(*) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee, which are mainly settled the day after the transaction was made.

(**) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of December 31, 2024 and 2023, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	22,336	45,012	7,092,071	—	Between January 2025 and June 2026	-	-
Cross swaps	11,593	13,277	1,899,348	—	Between January 2025 and November 2029	-	-
Interest rate swaps	38,817	28,812	1,742,139	—	Between January 2025 and June 2036	-	-
Options	—	—	2,518	—	Between January 2025 and July 2025	-	-
	72,746	87,101	10,736,076	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	243	-	Due to banks	Due to banks and correspondents
	70,455	15,187	2,334,880	(17,180)
	143,201	102,288	13,070,956	(17,180)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2023	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	36,595	29,517	4,875,692	—	Between January 2024 and December 2025	-	-
Interest rate swaps	40,350	25,196	1,530,493	—	Between March 2024 and June 2036	-	-
Cross swaps	20,982	44,897	1,370,799	—	Between January 2024 and April 2028	-	-
Options	1,172	1,174	279,047	—	Between January 2024 and December 2024	-	-
	99,099	100,784	8,056,031	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,020	241,085	(1,374)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	(669)	—	Corporate bonds	Bonds, notes and obligations outstanding
	59,002	44,611	2,578,515	(22,671)
	158,101	145,395	10,634,546	(22,671)

(i) As of December 31, 2024 and 2023, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2024 and 2023. During 2024 and 2023, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Time deposits	19,891,128	17,288,629
Saving deposits	19,411,720	17,756,097
Demand deposits	13,746,684	13,376,375
Compensation for service time (c)	711,806	760,551
Other obligations	6,690	6,582
Total	53,768,028	49,188,234

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) In May 2024 and 2022, through Act No. 32027 “Act Authorizing workers to withdraw 100 percent of their severance indemnity deposits (“CTS”, by its Spanish acronym) in order to meet their needs due to the current economic crisis” and Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, respectively, the Peruvian government authorized clients, to withdraw the 100 percent of these deposits until December 31, 2024 and 2023, respectively. As part of this regulation, approximately 324,000 clients withdrew approximately S/1,014,252,000 during 2024 (308,000 clients withdrew approximately S/1,061,734,000 during 2023).

(d) As of December 31, 2024 and 2023, deposits and obligations of approximately S/19,978,058,000 and S/18,668,431,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/121,600 and S/123,810, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,756,687	3,683,687
Promotional credit lines	2,090,825	2,014,600
Loans received from foreign entities	3,304,169	2,895,637
Loans received from Peruvian entities	332,165	309,525
	7,483,846	8,903,449
Interest and commissions payable	78,211	122,481
	7,562,057	9,025,930
By term -
Short term	3,586,376	4,852,495
Long term	3,975,681	4,173,435
Total	7,562,057	9,025,930

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c), the BCRP issued regulation related to loans repurchase agreements. As of December 31, 2024 and 2023, Interbank maintains this type of operations guaranteed by a loan portfolio for approximately S/123,772,000 and S/540,158,000, respectively. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	31.12.2024	31.12.2023
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Second - single series	Interseguro	7.094%	Semi-annually	2034	US$34,780	130,912	—
Third - single series	Interseguro	4.844%	Semi-annually	2030	US$25,000	94,100	92,725
First - single series	Interseguro	6.000%	Semi-annually	2029	US$20,000	—	74,102
Second - single series	Interseguro	4.340%	Semi-annually	2029	US$20,000	—	74,180
						225,012	241,007
Subordinated bonds – fourth program
First - single series	Interseguro	6.750%	Semi-annually	2034	US$28,706	108,049	—

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Negotiable certificates of deposits – second program
First (series A)	Interbank	5.219%	Annual	2025	S/112,964	110,010	—
First (series B)	Interbank	4.938%	Annual	2025	S/138,435	133,852	—
First (series C)	Interbank	4.594%	Annual	2025	S/102,000	97,643	—
						341,505	—
Total local issuances						824,566	391,007
International issuances
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,122,122	—
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,124,502	1,107,228
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,062,514	1,045,258
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,788	311,644
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,501,894	1,477,909
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	—	1,112,438
Total international issuances						5,122,820	5,054,477
Total local and international issuances						5,947,386	5,445,484
Interest payable						128,047	106,145
Total						6,075,433	5,551,629

(*) The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters. In the opinion of the Group’s Management and its legal advisers, these clauses have been meet.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) The composition of these items is presented below:

	31.12.2024			31.12.2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(18,602)	1,968	(16,634)	(26,287)	1,895	(24,392)

Insurance contracts issued
Remaining coverage liability	—	12,337,481	12,337,481	—	12,000,220	12,000,220
Liability for claims incurred	—	184,871	184,871	—	205,421	205,421
Total insurance contracts issued (b) and (c)	—	12,522,352	12,522,352	—	12,205,641	12,205,641
Total reinsurance contracts held and issued	(18,602)	12,524,320	12,505,718	(26,287)	12,207,536	12,181,249

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The movement of reinsurance contract assets is presented below:

	31.12.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,435	6,872	454,447	(990)	101,245	(497)	697,512
Claims and other expenses incurred	—	—	979,960	106	47,549	(497)	1,027,118
Amortization of insurance acquisition cash flows	136,435	—	—	—	—	—	136,435
Losses on onerous contracts and reversals of those losses	—	6,872	—	—	—	—	6,872
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,323)	6,872	454,447	(990)	101,245	(497)	(71,246)

Insurance financial expenses	622,313	32,557	—	—	—	—	654,870
Insurance financial result	562,759	32,557	—	—	—	—	595,316
Effect of variation in interest rate	59,554	—	—	—	—	—	59,554

Effect of movements in exchange rates	67,427	3,668	294	4	146	1	71,540
Total changes in the statement of income and other comprehensive income	57,417	43,097	454,741	(986)	101,391	(496)	655,164
Net cash flow and investment component	235,186	—	(462,286)	—	(111,352)	—	(338,452)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,567)	—	—	—	—	—	(216,567)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,752	742,168	148,104	4,271	33,276	782	12,522,353

	31.12.2023
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
Insurance revenue	(720,636)	—	—	—	—	—	(720,636)
Contracts under fair value, BBA and VFA approach	(495,923)	—	—	—	—	—	(495,923)
Contracts under PAA approach	(224,713)	—	—	—	—	—	(224,713)
Insurance service expenses	127,009	(12,547)	433,958	(81)	106,801	(1,566)	653,574
Claims and other expenses incurred	—	—	965,054	(81)	58,884	(1,566)	1,022,291
Amortization of insurance acquisition cash flows	127,009	—	—	—	—	—	127,009
Losses on onerous contracts and reversals of those losses	—	(12,547)	—	—	—	—	(12,547)
Changes to liabilities for incurred claims	—	—	(531,096)	—	47,917	—	(483,179)
Insurance service result	(593,627)	(12,547)	433,958	(81)	106,801	(1,566)	(67,062)

Insurance financial expenses	1,499,572	29,771	—	—	(545)	—	1,528,798
Insurance financial result	543,941	29,771	—	—	(545)	—	573,167
Effect of variation in interest rate	955,631	—	—	—	—	—	955,631

Effect of movements in exchange rates	(135,726)	(3,736)	(447)	(73)	(213)	(53)	(140,248)
Total changes in the statement of income and other comprehensive income	770,219	13,488	433,511	(154)	106,043	(1,619)	1,321,488
Net cash flow and investment component	193,895	(47)	(429,456)	—	(108,084)	—	(343,692)
Premiums received	974,312	—	—	—	—	—	974,312
Claims and other expenses paid	—	—	(996,755)	—	(108,084)	—	(1,104,839)
Insurance acquisition cash flows	(213,118)	(47)	—	—	—	—	(213,165)
Investment component	(567,299)	—	567,299	—	—	—	—
Balance as of December 31, 2023	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641

(c) Following is the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit of insurance contracts issued:

	31.12.2024				31.12.2023
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,072,275	302,764	742,870	12,117,909	10,256,194	277,973	599,799	11,133,966
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(92,896)	(92,896)	—	—	(80,622)	(80,622)
Risk adjustment recognized for the risk expired	—	(12,257)	—	(12,257)	—	(306)	—	(306)
Experience adjustments	(30,427)	—	—	(30,427)	(114,952)	—	—	(114,952)
Changes that relate to future services
Contracts initially recognized in the period	(260,895)	13,417	269,737	22,259	(249,907)	9,441	289,323	48,857
Changes in estimates that adjust the contractual service margin	101,713	(6,470)	(95,243)	—	98,096	609	(98,705)	—
Changes in estimates that do not adjust the contractual service margin	88,456	(36,502)	—	51,954	70,637	17,930	—	88,567
Changes that relate to past services
Adjustments to liabilities for incurred claims	(6,806)	—	—	(6,806)	2,866	—	—	2,866
Insurance service result	(107,959)	(41,812)	81,598	(68,173)	(193,260)	27,674	109,996	(55,590)

Insurance financial expenses	608,723	15,090	44,648	668,461	1,471,337	111	37,712	1,509,160
Insurance financial result	549,169	15,090	44,648	608,907	515,706	111	37,712	553,529
Interest rate effect	59,554	—	—	59,554	955,631	—	—	955,631

Effect of movements in Exchange rates	52,995	1,242	1,734	55,971	(111,021)	(2,994)	(4,637)	(118,652)
Total changes in the statement of income and other comprehensive income	553,759	(25,480)	127,980	656,259	1,167,056	24,791	143,071	1,334,918
Cash flows	(320,910)	—	—	(320,910)	(350,975)	—	—	(350,975)
Premiums received	812,221	—	—	812,221	749,090	—	—	749,090
Claims and other expenses paid	(1,038,556)	—	—	(1,038,556)	(1,008,640)	—	—	(1,008,640)
Insurance acquisition cash flows	(94,575)	—	—	(94,575)	(91,425)	—	—	(91,425)
Balances	11,305,124	277,284	870,850	12,453,258	11,072,275	302,764	742,870	12,117,909

(*) Balance does not include premium allocation approach (PPA) movement of liability for remaining coverage (LRC) and liability for incurred claims (LIC), amounting to S/69,904,000 and S/87,732,000 as of December 31, 2024 and 2023, respectively.

(d) Following is the CSM composition for insurance contract portfolios for the periods as of December 31, 2024 and 2023:

	31.12.2024	31.12.2023
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	742,870	599,799
Changes that relate to current services
Contractual service margin recognized for services provided	(92,896)	(80,622)
Changes that relate to future services
Contracts initially recognized in the period	269,737	289,323
Changes in estimates that adjust the contractual service margin	(95,243)	(98,705)
Insurance service result	81,598	109,996
Insurance financial expenses	44,648	37,712
Effect of movements in exchange difference	1,734	(4,637)
Total changes in the statement of income	127,980	143,071
Other movements	—	—
Balance	870,850	742,870

(e) Reconciliation of the amount included in net unrealized income for insurance premium reserves. The composition in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	744,116	1,714,334
Losses recognized in other comprehensive income in the period	(59,554)	(955,631)
Rate effect of “Renta Particular” contract (*)	1,065	(14,587)
Others	(2,900)	—
Cumulative other comprehensive income, closing balance	682,727	744,116

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2024 and 2023, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to S/427,369,000); a rate of US$1.00 per share, which were paid on April 29, 2024.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to S/511,788,000); a rate of US$1.18 per share, which were paid on May 8, 2023.

(b) Treasury stock and Share Repurchase Program -

As of December 31, 2024 and 2023, the Company and some Subsidiaries hold 2,159,000 and 967,000 shares issued by IFS, with an acquisition cost equivalent to S/206,997,000 and S/84,309,000, respectively.

On March 31, 2023, the General Shareholders of IFS approved the Share Repurchase Program up to US$100 million, which may be carried out simultaneously on the Lima Stock Exchange – BVL and New York Stock Exchange – NYSE, on one or more dates at market value. The program is expected to continue until terminated by the Board of Directors. Within the framework of this Program, as of December 31, 2024, Interbank has purchased 2,129,924 shares, at market values, for the approximate sum of US$54,799,000 (approximately equivalent to S/203,710,000).

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

The IFS’s Board of Directors, held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

As of December 31, 2024, IFS must comply with several equity requirements, established by the SBS, within the framework of its consolidated supervision, applicable to the Financial Group that is part of the Intercorp Group. Additionally, the subsidiaries Interbank, Interseguro and Inteligo Bank must comply with regulatory requirements on an individual basis, defined by their regulators (the SBS or the Central Bank of The Bahamas, in the case of Inteligo Bank). As of December 31, 2024, IFS and its subsidiaries have complied with the equity requirements and complementary provisions made by their regulators.

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of December 31, 2024 and 2023, the Company has recorded a provision for S/26,076,000 and S/33,020,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2024 and 2023, was 29.5 percent, over the taxable income.

(d) The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the SUNAT as of December 31, 2024:

- Interbank: Income Tax for the years 2020 to 2024, and Value-Added-Tax returns for the years 2019 to 2024.

- Interseguro: Income Tax for the years 2019, 2021 to 2024, and Value-Added-Tax returns for the years 2019 to 2024.

- Procesos de Medios de Pago: Income Tax for the years 2019, 2021 to 2024, and Value-Added-Tax returns for the years 2019 to 2024.

- Izipay: Income Tax and Value-Added-Tax returns for the years 2019 to 2024.

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

Following is the description of the main ongoing tax procedures and processes for the main Subsidiaries:

Interbank:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started. The most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. The tax periods under review and related to the aforementioned discrepancy are detailed below:

- Regarding the income tax for the period 2003, Interbank has presented various appeals on the tax debt, reducing said fine from S/69,000,000 to S/25,000,000. In October 2024, through Resolution of Coactive Collection, SUNAT required the payment of the liability for approximately S/17,800,000 (comprising the tax, penalties and moratorium interest), an amount that was paid by Interbank on November 6, 2024. However, the process is ongoing at the Judiciary. Interbank recorded this payment as account receivable from SUNAT, which was recorded as “Recoverable taxes”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding the advance payments of the income tax for the period 2004, in April 2023, the Tax Administration rectified, through a Resolution, the determination of said payments. In this regard Interbank filed the respective Appeal Recourse and in August 2023, it concluded favorably for Interbank.

- Regarding the income tax and the advance payments of the income tax for the period 2005, in May 2020, the Tax Administration, through a Resolution, increased the tax debt linked to the suspension of interest compensation from S/1,000,000 to S/35,000,000. As of the date of this report, the case is pending resolution by the Tax Court.

- Regarding the income tax and the advance payments of the income tax for the period 2006, in February 2021, the Tax Administration, through a Resolution, rejected an excess payment of S/3,500,000 related to litigations about interest in suspense and determined a tax debt of S/23,000,000. In December 2022, the Tax Court revoked the objection for suspended interest, coefficient of payments on account and fines.In December 2024, the Tax Court ordered to maintain and continue with the updated collection of the tax liability, thus upholding the previous resolutions related to repairs and penalties. As of the date of this report, the case is pending resolution by the Judiciary.

As of December 31, 2024 the tax liability requested for the periods 2000 to 2006 for the interest in suspense and other minor contingencies, amounts to approximately S/84,000,000 which includes the tax, fines and interest arrears, out of which S/56,000,000 corresponded to interest in suspense and S/28,000,000 corresponded to other repairs (as of December 31, 2023, the tax liability amounted to S/124,000,000 and includes taxes, fines, and interest arrears, out of which S/59,000,000 corresponded to interest in suspense and S/65,000,000 corresponded to other repairs).

Regarding the income tax for the period 2010, in 2017, SUNAT closed the audit procedure. Interbank paid the debt under protest and filed a claim recourse. As of today, the procedure has been appealed and it is pending resolution by the Tax Court.

Regarding the income tax for the period 2012, in 2020, Interbank received several Tax Determination and Tax Penalty notices. As of December 31, 2024 and 2023, the tax debt claimed by the SUNAT with respect to income tax amounted to S/14,600,000 and S/14,400,000, respectively. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Regarding the income tax for the period 2013, in 2019, Interbank was notified with Determination Resolutions being the main concept observed, the deduction of loan write-offs without proof by the SBS in the income tax return. During 2021, Interbank was notified with a Tax Court Resolution, which confirms, revokes and orders to resettle the aforementioned concepts. Therefore, Interbank challenged said Resolution before the Judiciary. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution and through Resolution of Coactive Collection demanded the payment of the debt for approximately S/62,000,000, which was paid by Interbank on February 2, 2023; however, the process continues in the Judiciary instance. Interbank recorded this payment as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding the Income Tax for the periods 2014 and 2015, in the year 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure of the third-category Income Tax for the period 2014, determining a tax liability on the additional Income Tax rate of 4.1%, that as of December 31, 2024 and 2023, amounted to S/ 178,000 and S/ 177,000, respectively. In the year 2021, Interbank was notified with Resolutions of Determination and Penalty corresponding to the period 2015. As of December 31, 2024 and 2023, the tax liability requested by

SUNAT relating the advance payments of the 2015 Income Tax amounts to S/14,800,000 and S/14,600,000, respectively. As of the date of this report, both cases are on appeal, pending resolution.

Regarding the income tax and the advance payments of the income tax for the period 2017, in December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure. In this regard, no additional amounts to pay related to Income Tax were determined; however, in November 2022, Interbank filed a claim recourse on other minor concepts, observed by the SUNAT, which is pending of pronouncement.

In November, 2023, SUNAT notified Interbank of different Resolutions of Determination corresponding to the Income Tax and advance payments for the period 2018, as well as Resolutions of Penalty on an alleged infringement of Article 178.1 of the Tax Code. As of December 31, 2024 and 2023, the tax debt claimed by SUNAT amounts to S/78,000,000 and S/74,000,000, respectively. As of the date of this report, the case is under appeal, pending resolution by the Tax Court.

In October 2023 and February 2024, SUNAT notified of the beginning of the audit procedure on Interbank for the Income Tax corresponding to the period 2019, and transfer prices for the period 2019, respectively. As of December 31, 2024, the audit procedure for the period 2019 is under way.

Interseguro:

In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding to the year 2020, without additional observations.

Procesos Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

(e) As of December 31, 2024 and 2023, Izipay maintains carryforward tax losses amounting to S/70,043,812 and S/71,324,359, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. In application of this system, the tax loss can be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2024 and 2023.

(f) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the year ended as of December 31,

	2024	2023
	S/(000)	S/(000)
Current – Expense	188,236	140,332
Current – Dividend expense, Note 14(b)	26,076	33,020
Deferred – Expense	100,053	102,244
	314,365	275,596

15. Interest income and expenses, and similar accounts

(a)
This caption is comprised of the following:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,157,744	5,353,991
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	510	(29,404)
Interest on investments at fair value through other comprehensive income	1,218,304	1,199,059
Interest on due from banks and inter-bank funds	372,622	367,167
Interest on investments at amortized cost	217,716	172,602
Dividends on financial instruments	49,396	42,779
Others	13,099	14,217
Total	7,029,391	7,120,411
Interest and similar expenses
Interest and fees on deposits and obligations	(1,495,881)	(1,662,139)
Interest and fees on obligations with financial institutions	(482,392)	(474,362)
Interest on bonds, notes and other obligations	(327,385)	(311,665)
Deposit insurance fund fees	(86,776)	(81,171)
Interest on lease payments	(7,627)	(5,562)
Others	(80,209)	(57,467)
Total	(2,480,270)	(2,592,366)

16. Fee income from financial services, net

(a)
Following is the composition on this caption for the years ended December 31, 2024 and 2023:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	755,432	747,568
Income from services (acquirer and issuer role) (b)	733,885	738,177
Banking service fees	196,985	208,420
Brokerage and custody services	8,116	5,811
Others	30,370	36,393

Performance obligations during a period:
Funds management	158,928	137,137
Contingent loans fees	67,045	68,355
Collection services	55,978	60,648
Others	18,694	28,757
Total	2,025,433	2,031,266
Expenses
Expenses for services (acquirer and issuer role) (b)	(343,038)	(339,846)
Credit cards	(177,492)	(199,464)
Commissions Mastercard - Visa	(103,838)	(85,741)
Local banks fees	(71,564)	(58,956)
Credit life insurance premiums	(71,239)	(71,796)
Foreign banks fees	(25,778)	(26,285)
Others	(89,541)	(70,716)
Total	(882,490)	(852,804)
Net	1,142,943	1,178,462

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

(a)
This caption is comprised of the following:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	23,269	28,743
Profit from sale of property, furniture and equipment (b)	12,879	15,300
Services rendered to third parties	8,223	7,512
Income from ATM rentals	5,507	5,365
Other technical income from insurance operations	4,162	10,163
Gain from sale of written-off-loans	2,542	18,770
Others	64,640	70,847
Total other income	121,222	156,700
Other expenses
Commissions from insurance activities	(38,780)	(42,400)
Provision for sundry risk	(29,290)	(4,138)
Administrative and tax penalties	(16,277)	(20,198)
Sundry technical insurance expenses	(14,414)	(10,066)
Expenses related to rental income	(12,607)	(5,814)
Provision for accounts receivable	(11,508)	(13,847)
Write-off of intangibles	(10,809)	(3,455)
Donations	(4,826)	(4,529)
Cost of sale of POS equipment	(1,154)	(12,819)
Others	(55,294)	(67,726)
Total other expenses	(194,959)	(184,992)

(b)
As of December 31, 2024 and 2023, it corresponds to the sale to third parties for US$12,090,000 (approximately equivalent to S/45,461,000) and US$8,552,000 (approximately equivalent to S/32,667,000), respectively.

18. Result from insurance activities, before expenses

(a) This caption is comprised of the following:

	31.12.2024				31.12.2023
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	61,800	3,970	28,826	94,596	49,191	3,609	27,978	80,778
Change in Risk adjustment for non-financial risk	3,083	7,756	(358)	10,481	1,476	255	(1,850)	(119)
Insurance service expenses and expected claims incurred	68,268	282,141	74,944	425,353	69,145	273,396	62,348	404,889
Recovery of cash for insurance acquisition	4,846	536	10,023	15,405	3,489	273	6,613	10,375

Contracts measured under PAA:
Premiums assigned to the period	219,600	—	3,323	222,923	220,616	—	4,097	224,713
	357,597	294,403	116,758	768,758	343,917	277,533	99,186	720,636

Insurance service expenses -
Claims incurred expenses and other expenses	(84,337)	(816,857)	(125,923)	(1,027,117)	(108,805)	(798,733)	(114,753)	(1,022,291)
Onerous contract losses and loss reversion	7,095	(13,779)	(188)	(6,872)	38,101	(37,190)	11,636	12,547
Amortization of insurance acquisition cash flows	(125,876)	(536)	(10,021)	(136,433)	(120,123)	(273)	(6,613)	(127,009)
Changes to liabilities for incurred claims	(70,556)	487,468	56,001	472,913	(58,030)	477,027	64,182	483,179
	(273,674)	(343,704)	(80,131)	(697,509)	(248,857)	(359,169)	(45,548)	(653,574)
Insurance service results	83,923	(49,301)	36,627	71,249	95,060	(81,636)	53,638	67,062
Reinsurance income	—	—	—	(14,273)	—	—	—	(6,889)
Financial result of insurance operations (b)	—	(562,413)	(33,237)	(595,650)	—	(542,361)	(30,806)	(573,167)
Result from insurance activities (**)	83,923	(611,714)	3,390	(538,674)	95,060	(623,997)	22,832	(512,994)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/368,885,000 and S/334,602,000 as of December 31, 2024 and 2023, respectively.

(b) The composition of the financial result of insurance operations, is as follows:

	31.12.2024			31.12.2023
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	96	96	—	(10,499)	(10,499)
Interest credited	(562,252)	(35,858)	(598,110)	(541,468)	(23,088)	(564,556)
Changes in interest rate and other financial hypotheses	(162)	3,879	3,717	(433)	3,257	2,824
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	1	(1,020)	(1,019)	4	(621)	(617)
	(562,413)	(32,903)	(595,316)	(541,897)	(30,951)	(572,848)

Financial income from insurance contracts -
Interest credited	—	(16)	(16)	(388)	(1,086)	(1,474)
Effect of changes in interest rates and other financial hypotheses	—	(373)	(373)	(76)	1,130	1,054
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	55	55	—	101	101
	—	(334)	(334)	(464)	145	(319)
Result from insurance activities	(562,413)	(33,237)	(595,650)	(542,361)	(30,806)	(573,167)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2023
Balance as of January 1st	115,418	115,418	365	115,418
Sale of treasury stock	1	1	277	1
Purchase of treasury stock	(939)	(939)	158	(407)
Balance as of December 31, 2023	114,480	114,480		115,012
Net earnings attributable to IFS’s shareholders S/(000)				1,072,728
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.327
Year 2024
Balance as of January 1st	114,480	114,480	365	114,480
Sale of treasury stock	2	2	41	0
Purchase of treasury stock	(1,194)	(1,194)	59	(193)
Balance as of December 31, 2024	113,288	113,288		114,288
Net earnings attributable to IFS’s shareholders S/(000)				1,300,078
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				11.376

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of December 31, 2024 and 2023 and for the years ended on those dates:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	819	1,165
Investments at fair value through other comprehensive income	72,906	64,229
Loans, net (b)	1,805,083	1,686,288
Accounts receivable	87,889	87,902
Accounts receivable related to derivative financial instruments	—	—
Other assets	11,454	21,260
Liabilities
Deposits and obligations	1,084,713	1,066,505
Other liabilities	224,391	225,034
Off-balance sheet accounts
Indirect loans (b)	59,811	76,652

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	117,713	95,604
Rental income	28,833	25,532
Valuation of financial derivative instruments	—	106
Interest and similar expenses	(32,031)	(39,749)
Administrative expenses	(45,320)	(39,897)
Loss on sale of investment property	(3,176)	—
Others, net	59,921	63,626

(b) As of December 31, 2024 and 2023, the detail of loans is the following:

	31.12.2024			31.12.2023
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,502,218	3,422	1,505,640	1,389,463	3,557	1,393,020
Associates	302,865	56,389	359,254	296,825	73,095	369,920
	1,805,083	59,811	1,864,894	1,686,288	76,652	1,762,940

(c) As of December 31, 2024 and 2023, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of December 31, 2024 and 2023, direct loans to employees, directors and executives amounted to S/231,237,000 and S/209,671,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the years ended December 31, 2024 and 2023, is presented below:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Salaries	32,003	28,325
Board of Directors’ compensations	3,456	3,151
Total	35,459	31,476

(e) (e) As of December 31, 2024 and 2023, the Group holds participation in different mutual funds that are managed by Interfondos, which are classified as investments at fair value through profit or loss and amount to S/2,364,000 and S/7,358,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits set by the SBS.

21. Business segments

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of December 31, 2023, the Company presented four operating segments: Banking, Insurance, Wealth Management and Payments. During the period 2024, the Company performed an assessment on the reportable segments, considering among other criteria; the relevance to the Group's consolidated income, profits and assets, concluding that the Payments segment would not be deemed as a reportable segment henceforth. It is worth to mention that said conclusion is aligned with the quantitative thresholds established by IFRS 8 “Operating Segments”, according to which, the segment Payments does not surpass the following thresholds:

- At the revenues level: Payments segment’s revenues do not represent 10 percent or more of the combined revenues of all operating segments.

- At the profit or loss level: Payments segment’s absolute amount of profit or loss is not equal or greater than 10 percent of the amount greater between: (i) the combined reported profit of all operating segments that did not report a loss, and (ii) the combined reported loss of all operating segments that reported a loss.

- At the assets level: Payments segment’s assets are not 10 per cent or more of the combined assets of all operating segments.

As result of the explained above, the Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2024 and 2023:

	31.12.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	5,969,629	870,993	178,160	10,609	7,029,391
Interest and similar expenses	(2,217,197)	(153,464)	(108,466)	(1,143)	(2,480,270)
Net interest and similar income	3,752,432	717,529	69,694	9,466	4,549,121
Loss on loans, net of recoveries	(1,719,913)	—	(266)	—	(1,720,179)
Loss due to impairment of financial investments	(982)	(45,910)	(585)	(44)	(47,521)
Net interest and similar income after impairment loss on loans	2,031,537	671,619	68,843	9,422	2,781,421
Fee income from financial services, net	791,815	(10,628)	170,955	190,801	1,142,943
Net gain (loss) on sale of financial investments	12,995	17,664	(4,115)	—	26,544
Other income	500,512	103,571	89,331	71,653	765,067
Result from insurance activities, before expenses	—	(169,750)	—	(39)	(169,789)
Depreciation and amortization	(294,514)	(22,091)	(8,734)	(87,718)	(413,057)
Other expenses	(1,762,494)	(379,087)	(166,789)	(178,789)	(2,487,159)
Income before translation result and Income Tax	1,279,851	211,298	149,491	5,330	1,645,970
Exchange difference	(7,402)	(9,390)	(2,066)	(5,286)	(24,144)
Income Tax	(265,096)	—	(10,089)	(39,180)	(314,365)
Net profit (loss) for the year	1,007,353	201,908	137,336	(39,136)	1,307,461
Attributable to:
IFS’s shareholders	1,007,353	201,908	137,336	(46,519)	1,300,078
Non-controlling interest	—	—	—	7,383	7,383
	1,007,353	201,908	137,336	(39,136)	1,307,461

(*) Corresponds to financial information separate from IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.12.2023
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	6,076,020	851,648	183,926	8,817	7,120,411
Interest and similar expenses	(2,363,800)	(126,704)	(98,370)	(3,492)	(2,592,366)
Net interest and similar income	3,712,220	724,944	85,556	5,325	4,528,045
(Loss) reversal on loans	(1,981,988)	—	170	—	(1,981,818)
(Loss) recovery due to impairment of financial investments	15	(7,858)	347	(4)	(7,500)
Net interest and similar income after impairment loss on loans	1,730,247	717,086	86,073	5,321	2,538,727
Fee income from financial services, net	813,279	(13,431)	146,223	232,391	1,178,462
Net (loss) gain on sale of financial investments	(660)	9,948	(2,857)	—	6,431
Other income	495,500	112,990	(37,332)	(19,774)	551,384
Result from insurance activities, before expenses	—	(178,379)	—	(13)	(178,392)
Depreciation and amortization	(271,526)	(21,658)	(15,018)	(70,836)	(379,038)
Other expenses	(1,678,356)	(352,933)	(138,589)	(201,251)	(2,371,129)
Income (loss) before translation result and Income Tax	1,088,484	273,623	38,500	(54,162)	1,346,445
Exchange difference	(15,969)	18,430	761	5,205	8,427
Income Tax	(216,366)	—	(3,081)	(56,149)	(275,596)
Net profit (loss) for the year	856,149	292,053	36,180	(105,106)	1,079,276
Attributable to:
IFS’s shareholders	856,149	292,053	36,180	(111,654)	1,072,728
Non-controlling interest	—	—	—	6,548	6,548
	856,149	292,053	36,180	(105,106)	1,079,276

(*) (*) Corresponds to financial information separate from IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.12.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	277,836	65,335	5,879	62,815	411,865
Total assets	73,500,151	16,175,883	4,316,010	1,385,469	95,377,513
Total liabilities	64,627,207	15,618,274	3,271,899	881,538	84,398,918

	31.12.2023
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	327,513	21,184	6,430	89,809	444,936
Total assets	68,437,614	15,225,254	4,374,266	1,587,645	89,624,779
Total liabilities	60,380,895	14,787,105	3,453,408	995,270	79,616,678

(*) Corresponds to financial information separate from IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the year ended December 31, 2024, is S/10,232,012,000 in Peru and S/383,179,000 in Panama (for the year ended December 31, 2023, was S/10,185,755,000 in Peru and S/244,373,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2024 is S/91,197,601,000 in Peru and S/4,179,912,000 in Panama (for the year ended December 31, 2023, was S/85,387,995,000 in Peru and S/4,236,784,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2024 and 2023, are presented below:

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,488,958	12,488,958
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,602,298	1,745,499
Reinsurance contracts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,466,727	90,569,655
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	102,288	—	—	3,959,398	4,061,686
	102,288	—	—	83,898,399	84,000,687

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,246,480	1,404,581
Reinsurance contracts assets	—	—	—	26,287	26,287
	1,714,641	21,246,569	444,878	61,651,344	85,057,432
Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	—	—	12,207,536	12,207,536
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591
	145,395	—	—	79,189,802	79,335,197

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the impact in the estimation of the loan’s expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2024 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2024
Derivatives, Note 8(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325
As of December 31, 2023
Derivatives, Note 8(b)	158,101	—	158,101	(65,099)	(9,755)	83,247
Total	158,101	—	158,101	(65,099)	(9,755)	83,247

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2024
Derivatives, Note 8(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489
As of December 31, 2023
Derivatives, Note 8(b)	145,395	—	145,395	(65,099)	(24,725)	55,571
Total	145,395	—	145,395	(65,099)	(24,725)	55,571

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2024, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.758 per US$1 bid and S/3.770 per US$1 ask (S/3.705 and S/3.713 as of December 31, 2023, respectively). As of December 31, 2024, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.764 per US$1 (S/3.709 as of December 31, 2023).

The table below presents the detail of the Group’s position:

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,526,486	3,639,715	322,757	12,488,958
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,454	1,339,819	226	1,745,499
Reinsurance contract assets	207	18,395	—	18,602
	30,770,322	59,422,884	376,449	90,569,655
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance and reinsurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,600,580	2,447,521	13,585	4,061,686
	32,790,730	50,681,842	528,115	84,000,687
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	57,935	6,384,381	126,652	6,568,968

	As of December 31, 2023
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711
Inter-bank funds	55,660	469,255	—	524,915
Financial investments	7,090,138	19,569,726	62,127	26,721,991
Loans, net	14,131,543	32,388,839	—	46,520,382
Due from customers on acceptances	40,565	—	—	40,565
Other accounts receivable and other assets, net	242,935	1,161,624	22	1,404,581
Reinsurance contract assets	166	26,121	—	26,287
	28,306,227	56,325,840	425,365	85,057,432
Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234
Inter-bank funds	63,081	56,631	—	119,712
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629
Due from customers on acceptances	40,565	—	—	40,565
Insurance and reinsurance contract liabilities	3,997,075	8,210,461	—	12,207,536
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591
	31,043,213	47,801,932	490,052	79,335,197
Forwards position, net	(631,449)	505,661	125,788	—
Currency swaps position, net	951,864	(951,864)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—
Options position, net	(51)	51	—	—
Monetary position, net	13,533	5,647,601	61,101	5,722,235

As of December 31, 2024, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$770,827,000, equivalent to S/2,901,393,000 (US$741,882,000, equivalent to S/2,751,640,000 as of December 31, 2023).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				347,087
Total financial assets				23,102,928
Financial liabilities
Derivatives payable	—	102,288	—	102,288

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878
Derivatives receivable	—	158,101	—	158,101
	12,506,391	9,645,446	919,866	23,071,703
Accrued interest				334,385
Total financial assets				23,406,088
Financial liabilities
Derivatives payable	—	145,395	—	145,395

(*) As of December 31, 2024 and 2023, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2024 and 2023, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/81,290,000 and S/717,011,000, respectively. During 2024 and 2023, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Initial balance as of January 1	919,866	977,835
Purchases	81,369	85,777
Sales	(78,231)	(35,625)
Gain (loss) recognized on the statement of income	126,777	(108,121)
Ending balance	1,049,781	919,866

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2024					As of December 31, 2023
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	12,488,958	—	12,488,958	12,488,958	—	9,818,711	—	9,818,711	9,818,711
Inter-bank funds	—	220,060	—	220,060	220,060	—	524,915	—	524,915	524,915
Investments at amortized cost	3,775,935	98,658	—	3,874,593	3,898,198	3,277,672	80,042	—	3,357,714	3,474,004
Loans, net	—	48,333,964	—	48,333,964	49,229,448	—	44,737,995	—	44,737,995	46,520,382
Due from customers on acceptances	—	9,163	—	9,163	9,163	—	40,565	—	40,565	40,565
Other accounts receivable and other assets, net	—	1,602,298	—	1,602,298	1,602,298	—	1,246,480	—	1,246,480	1,246,480
Reinsurance contract assets	—	18,602	—	18,602	18,602	—	26,287	—	26,287	26,287
Total	3,775,935	62,771,703	—	66,547,638	67,466,727	3,277,672	56,474,995	—	59,752,667	61,651,344
Liabilities
Deposits and obligations	—	53,770,487	—	53,770,487	53,768,028	—	49,394,868	—	49,394,868	49,188,234
Inter-bank funds	—	—	—	—	—	—	119,712	—	119,712	119,712
Due to banks and correspondents	—	7,706,223	—	7,706,223	7,562,057	—	9,028,209	—	9,028,209	9,025,930
Bonds, notes and other obligations	5,163,150	838,662	—	6,001,812	6,075,433	4,587,631	708,643	—	5,296,274	5,551,629
Due from customers on acceptances	—	9,163	—	9,163	9,163	—	40,565	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	12,524,320	—	12,524,320	12,524,320	—	12,207,536	—	12,207,536	12,207,536
Other accounts payable and other liabilities	—	3,959,398	—	3,959,398	3,959,398	—	3,056,196	—	3,056,196	3,056,196
Total	5,163,150	78,808,253	—	83,971,403	83,898,399	4,587,631	74,555,729	—	79,143,360	79,189,802

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2024 and 2023, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value - For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements.

Following is the value of the managed off-balance sheet financial assets as of December 31, 2024 and 2023:

	31.12.2024	31.12.2023
	S/(000)	S/(000)
Investment funds	19,534,337	17,829,262
Mutual funds	7,926,478	5,352,241
Total	27,460,815	23,181,503

26. Subsequent event

On January 27, 2025, Interbank issued subordinated bonds called “6.397% Subordinated Notes” for the amount of US$350,000,000, under Rule 144-A and/or Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance has maturity in January 2035 and the agreed annual interest rate was 6.397 percent.